United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

February 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

– 1 – 8. Selected financial indicators 9. US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Net operating revenues 11,060 10,124 9% 10,420 6% 38,403 38,056 1% 10. Total costs and expenses (ex-Brumadinho and dams decharacterization) (7,667) (7,376) 4% (7,229) 6% (27,496) (27,292) 1% Expenses related to Brumadinho and dams decharacterization (246) (111) 122% (30) n.a. (411) (277) 48% 11. Adjusted EBIT 3,728 2,992 25% 3,608 3% 12,353 11,783 5% 12. Adjusted EBITDA 4,588 3,794 21% 4,369 5% 15,458 14,840 4% 13. Proforma EBITDA1 4,834 4,119 17% 4,399 10% 15,869 15,392 3% 14. Proforma EBITDA margin (%) 44% 41% 3 p.p. 42% 2 p.p. 41% 40% 1 p.p. 5. Free cash flow 1,688 (100) n.a. 2,568 -34% 5,653 5,510 3% 6. Recurring free cash flow 1,688 817 107% 1,562 8% 4,762 3,771 26% 7. Attributable net income (3,844) (694) n.a. 2,685 n.a. 2,352 6,166 -62% 3. Proforma net income attributable to Vale’s shareholders 1,464 872 68% 2,744 -47% 7,796 6,102 28% 4. Net debt2 11,236 10,499 7% 12,452 -10% 11,236 10,499 7% 2. Expanded net debt 15,579 16,466 -5% 16,640 -6% 15,579 16,466 -5% 1. Capital expenditures 2,030 1,766 15% 1,250 62% 5,507 6,000 -8% 1 Excluding expenses related to Brumadinho and non-recurring items. 2 Including leases (IFRS 16). Results Highlights • Strong operational and cost performance across all business segments, with all 2025 guidances achieved. • Robust sales in 4Q25 and 2025. Iron ore, copper, and nickel sales increased by 5% (+4 Mt), 8% (+8 kt), and 5% (+3 kt) y/y in 4Q25, respectively. In 2025, sales increased 3% (+8 Mt), 12% (+41 kt) and 11% (+18 kt), respectively. • Average realized iron ore fines price was up 1% q/q and 3% y/y to US$ 95.4/t. Realized copper prices rose 12% q/q and 20% y/y to US$ 11,003/t. Realized nickel prices declined by 3% q/q and 7% y/y to US$ 15,015/t. • Iron ore C1 cash cost reached US$ 21.3/t in 2025, 2% lower y/y, marking the second consecutive year of cost reduction. In 4Q25, C1 cash cost also totaled US$ 21.3/t, 13% higher y/y, in line with guidance. Iron ore all-in costs reached US$ 54.2/t, 3% lower y/y in 2025 and US$ 54.3/t, 10% higher y/y in 4Q25. • Copper all-in costs were US$ -881/t in the quarter, while nickel all-in costs declined 35% y/y to US$ 9,001/t, mainly driven by strong by-product revenues and operational improvements across both segments. For 2025, all-in costs totaled US$ 603/t for copper and US$ 12,158/t for nickel, also marking the second consecutive year of all-in cost reduction. • Proforma EBITDA totaled US$ 4.8 billion, up 17% y/y and 10% q/q, reflecting higher contribution from Vale Base Metals. • Capital expenditures amounted to US$ 2.0 billion in 4Q25, in line with the US$ 5.5 billion CAPEX guidance for the year. • Recurring Free Cash Flow totaled US$ 1.7 billion, US$ 0.9 billion higher y/y, driven by stronger Proforma EBITDA and lower net financial expenses. • Expanded net debt reached US$ 15.6 billion at quarter-end, US$ 1.0 billion lower q/q, as a result of stronger FCF generation and Samarco-related provision adjustments. • US$1.8 billion in dividends and interest on capital to be paid in March, reflecting the dividend policy, in addition to the US$ 1.0 billion in extraordinary remuneration paid in January. Rio de Janeiro, February 12th, 2026 Vale’s performance in 4Q25 and 2025 “In 2025, Vale delivered an outstanding performance, achieving or exceeding all guidances, while advancing strategic priorities that reinforce our long-term ambition. We strengthened our commitment to safety, with meaningful reductions in high potential incidents, while accomplishing an important milestone in our safety journey, by having no dams at emergency Level 3. In our operations, we reached the highest iron ore and copper production levels since 2018 and delivered double digit production growth in nickel. This strong operational performance was supported by improved asset reliability and the successful ramp up of key growth projects, like Capanema, Vargem Grande, VBME and Onça Puma. At the same time, we continued to enhance our cost competitiveness, capturing structural efficiencies that improve our position in the global industry cost curve. Our disciplined capital allocation, coupled with strong execution and a more favorable cycle, enabled us to deliver superior shareholder returns. As we enter 2026, we remain focused on operational excellence, sustainable growth through initiatives such as the New Carajás Program, and on delivering superior long-term value for all our stakeholders.", commented Gustavo Pimenta, CEO – 2 – Business Highlights Iron Ore Solutions • Vale has continued to advance the commissioning of the Capanema and Vargem Grande 1 projects, with full ramp-up expected in 1H26 and 2H26, respectively. The Serra Sul +20 project construction also continues to progress, having 84% physical progress, with start-up expected in 2H26. Vale Base Metals • Construction works at the Bacaba project began following the construction license approval. The project will extend the life of the Sossego Mining Complex, adding approximately 50 ktpy of copper over its 8-year mine life, with a total planned CAPEX of US$ 290 million. • Vale Base Metals entered into an agreement with Glencore to assess a brownfield copper development in the Sudbury Basin, targeting a future 50/50 joint venture. The project is expected to produce 880 kt of copper over 21 years with US$1.6–2.0 billion in capital, alongside additional nickel, cobalt, gold and PGMs, with a 1H27 investment decision. Recent developments • Vale has completed the repurchase of 23% of its outstanding participating debentures, totaling US$ 703 million, following the optional acquisition offer launched in October. Concluded in November, this transaction marks a key milestone in Vale's financial liability management. ESG Tailing Dams • Maravilhas II dam, Vargem Grande dam and Dam 6 had their emergency levels removed, following the approval by ANM. The structures received a positive Declaration of Stability Condition (DCE), confirming their structural safety. Since 2020, 27 dams were removed from emergency level status. • Campo Grande dam, at the Alegria mine in Minas Gerais, was eliminated, marking 63% completion of the Upstream Dam Decharacterization Program, with 19 structures eliminated since 2019. Climate & Social • COP30: Vale co‑led the Essential Mining Coalition, uniting 15 entities to outline a pathway to cut Brazil’s mining-related emissions by up to 90% by 2050. • Poverty: As part of Vale's ambition to help lift 500,000 people out of extreme poverty, Vale has created the Together Against Poverty program (Juntos contra a Pobreza) which treats poverty as a multidimensional phenomenon and one of the most urgent and complex social challenges of our time. The initiative mobilizes companies, social organizations, academia, civil society, and governments in a collaborative effort to strengthen public policy and create a lasting legacy for local communities. Reparation Brumadinho • The execution of the Brumadinho Integral Reparation Agreement continues to progress, with approximately 81% of the agreed-upon commitments completed by 4Q25 and in accordance with the deadlines outlined in the settlement. Mariana • The Samarco reparation program continues to advance, with R$ 73 billion disbursed as of December 31, 2025. Progress under the definitive compensation program (PID) remains strong, with ~304 thousand agreements signed by the end of 2025, showing steady advancement in resolving the underlying claims. Financial Results – 3 – Financials US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Proforma EBITDA Net operating revenues 11,060 10,124 9% 10,420 6% 38,403 38,056 1% COGS (6,779) (6,268) 8% (6,632) 2% (24,947) (24,265) 3% SG&A (207) (206) 0% (158) 31% (641) (622) 3% Research and development (260) (253) 3% (151) 72% (693) (790) -12% Pre-operating and stoppage expenses (57) (131) -56% (50) 14% (268) (403) -33% Brumadinho & dam decharacterization¹ (246) (111) 122% (30) n.a. (411) (277) 48% Non-recurring expenses – (214) n.a. – n.a. – (275) n.a. Other operational expenses (excluding non-recurring expenses)² (364) (304) 20% (238) 53% (947) (937) 1% EBITDA from associates and JVs 286 242 18% 292 -2% 1,072 940 14% Streaming² 295 113 161% 155 90% 785 356 121% Adjusted EBIT 3,728 2,992 25% 3,608 3% 12,353 11,783 5% Depreciation, amortization & depletion 860 802 7% 761 13% 3,105 3,057 2% Adjusted EBITDA 4,588 3,794 21% 4,369 5% 15,458 14,840 4% Proforma EBITDA³ ⁴ 4,834 4,119 17% 4,399 10% 15,869 15,392 3 % Reconciliation of Proforma EBITDA to Net Income Proforma EBITDA³ ⁴ 4,834 4,119 17% 4,399 10% 15,869 15,392 3 % Brumadinho & dam decharacterization¹ and non-recurring items (246) (325) -24% (30) n.a. (411) (552) -26% Impairment and gains (losses) on disposal of non-current assets, net² (3,844) (1,847) 108% (370) n.a. (4,599) 301 n.a. EBITDA from associates and JVs (286) (242) 18% (292) -2% (1,072) (940) 14% Streaming² (295) (113) 161% (155) 90% (785) (357) 120% Equity results on associates and JVs and other results (369) 69 n.a. 160 n.a. (218) (269) -19% Financial results (1,039) (1,760) -41% (339) 206% (1,026) (3,823) -73% Income taxes (2,138) 29 n.a. 83 n.a. (2,670) (721) 270% Depreciation, depletion & amortization (860) (802) 7% (761) 13% (3,105) (3,057) 2% Net income (4,243) (872) n.a. 2,695 n.a. 1,983 5,974 -67 % Net income attributable to noncontrolling interests (399) (178) 124% 10 n.a. (369) (191) 93% Net income attributable to Vale's shareholders (3,844) (694) n.a. 2,685 n.a. 2,352 6,166 -62 % Non-recurring items⁵ 5,308 1,566 239% 59 n.a. 5,444 (64) n.a. Proforma net income attributable to Vale’s shareholders 1,464 872 68% 2,744 -47% 7,796 6,102 28% 1 Find more information about expenses in Annex 4: Brumadinho & Decharacterization. 2 Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and Impairment and gains (losses) on disposal of non-current assets, net, will be disclosed separately as Streaming. Prior periods were restated. 3 Excluding expenses related to Brumadinho and non-recurring items. 4 Starting in 4Q24 it excludes non-recurring items. Previous periods were restated. 5 Includes impairments, non-recurring expenses and tax effects related to these items. Proforma EBITDA and Proforma net income attributable to Vale's shareholders – Reporting practice To enhance transparency and comparability, Vale reports: • Proforma EBITDA - a metric that provides a clearer view of operational performance across periods. It comprises: (i) Adjusted EBITDA as defined in note 3 to Vale’s Interim Financial Statements, which is a required disclosure under IFRS 8 – Operating Segments; excluding (ii) Brumadinho-related and dam decharacterization effects, and (iii) non-recurring items. This metric is disclosed consistently and in compliance with CVM Resolution 156. For the reconciliation of EBITDA Proforma to Net Income, please refer to table above. • Proforma net income attributable to Vale's shareholders - a metric that provides a clearer view of earnings performance across periods. It excludes non-recurring items, such as asset impairments, as well as the related income tax effects. Financial Results – 4 – EBITDA Proforma EBITDA was US$ 4.8 billion in 4Q25, 17% higher y/y, mainly driven by (i) stronger copper and by-products reference prices, and (ii) higher sales volumes of iron ore and copper, which were partially offset by the negative impact of the BRL appreciation. Proforma EBITDA 4Q25 vs. 4Q24 - US$ million 1 Excluding Brumadinho expenses. 2 Including iron ore freight costs. 3 lncluding Associates and JVs EBITDA and others. Net Income Proforma net income totaled US$ 1.5 billion in 4Q25, 68% higher y/y, mainly driven by (i) an increase in Proforma EBITDA, (ii) impact of mark-to-market valuation of swaps on 4Q24 results, reflecting the 14% depreciation of the BRL at the end of that quarter. These positive effects were partially offset by a US$ 449 million increase in the Samarco provision, recognized in Associates & JVs result, reflecting updates related to the UK Claim, as well as the absence of a US$ 626 million gain recognized in 4Q24 from the acquisition of an equity interest in Minas-Rio, included in Results on disposal of non-current assets. Net income attributable to Vale’s shareholders totaled US$ -3.8 billion, a decline of US$ 3.4 billion y/y, reflecting (i) the effects mentioned above, (ii) US$ 3.5 billion impairment on Vale Base Metals's nickel assets in Canada, triggered by a downward revision in long-term nickel price assumptions based on market estimates and (iii) a US$ 2.8 billion reduction from a write-off of deferred tax assets from subsidiaries, recorded under Income taxes. Proforma net income 4Q25 vs. 4Q24 – US$ million 1 Including a variation of US$ 845 million in mark-to-market valuation of swaps. 2 Including variations of (i) US$ -504 million equity results, impacted by US$ 449 million of the Samarco provision adjustment, and (ii) US$ -44 million in EBITDA from associates and JVs. 3 Excluding a variation of US$ 1.5 billion related to Impairment and results on disposal of non-recurring assets. 4 Including variations of (i) US$ 254 million in Income taxes, (ii) US$ 228 million in Net income attributable to non-controlling interests, (iii) US$ -182 million in Streaming, (iv) US$ -135 million in Brumadinho and dam decharacterization, and (v) US$ -58 million in depreciation, depletion & amortization. Financial Results – 5 – Capital Expenditures Total CAPEX US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Iron Ore Solutions 1,291 1,036 25% 891 45% 3,852 3,943 -2 % Vale Base Metals 713 679 5% 322 121% 1,571 1,940 -19 % Copper 232 168 38% 86 170% 440 368 20 % Nickel 481 511 -6% 236 104% 1,131 1,572 -28 % Energy and others 26 51 -49% 37 -30% 84 117 -28 % Total 2,030 1,766 15% 1,250 62% 5,507 6,000 -8 % Growth Projects US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Iron Ore Solutions 212 237 -11% 244 -13% 942 1,173 -20 % Vale Base Metals 75 80 -6% 55 36% 194 268 -28 % Copper 6 7 -14% 3 100% 14 21 -33 % Nickel 69 73 -5% 52 33% 180 247 -27 % Energy and others – 7 -100% – n.a. – 21 -100% Total 287 324 -11% 299 -4% 1,136 1,462 -22 % Investments in growth projects totaled US$ 287 million, US$ 37 million (-11%) lower y/y, with the ramp-up of the Capanema iron ore project and the Onça Puma 2nd Furnace nickel project. Sustaining Investments US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Iron Ore Solutions 1,079 799 35% 647 67% 2,910 2,770 5 % Vale Base Metals 638 599 7% 267 139% 1,377 1,672 -18 % Copper 226 161 40% 83 172% 426 347 23 % Nickel 412 438 -6% 184 124% 951 1,325 -28 % Energy and others 26 44 -41% 37 -30% 84 96 -13 % Total 1,743 1,442 21% 951 83% 4,371 4,538 -4 % Sustaining investments totaled US$ 1.7 billion, US$ 301 million (21%) higher y/y, driven by higher planned investments in equipment and mining fleet, including autonomous vehicles, across our iron ore operations and at Vale Base Metals. In January 2026, the installation license for the Bacaba copper project was granted and construction work commenced. Bacaba is designed to extend the life of the Sossego Mining complex contributing with an average annual copper production of ~50 ktpy with a total CAPEX of US$ 290 million and start-up in 1H28. The license approval for the Bacaba project is an important milestone in Vale's program to expand copper production capacity in the Carajás region, Brazil. In iron ore, the Serra Sul +20 project has reached 84% physical progress and is expected to start commissioning in 2H26, adding 20 Mtpy capacity to the Serra Sul mine. Financial Results – 6 – Free cash flow US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Proforma EBITDA¹ 4,834 4,119 17% 4,399 10% 15,869 15,392 3% Working capital² 179 168 7% (231) n.a. (312) 268 n.a. Capex (2,030) (1,766) 15% (1,250) 62% (5,507) (6,000) -8% Net financial expenses³ (138) (345) -60% (95) 45% (426) (923) -54% Income taxes and REFIS (360) (416) -13% (558) -35% (1,982) (1,859) 7% Associates & JV's, net of dividends received⁴ (111) (215) -48% (234) -53% (759) (859) -12% Brumadinho incurred expenses & dams⁵ (181) (226) -20% (183) -1% (677) (900) -25% Streaming (295) (113) 161% (155) 90% (785) (356) 121% Others (210) (389) -46% (131) 60% (659) (992) -34% Recurring Free Cash Flow 1,688 817 107% 1,562 8% 4,762 3,771 26% Non-recurring events – (887) -100% – n.a. – (948) -100% Disposal and acquisition of investments, net – (30) -100% 891 -100% 891 2,687 -67% Free Cash Flow 1,688 (100) n.a. 2,453 -31% 5,653 5,510 3% Brumadinho (280) (321) -13% (306) -8% (874) (909) -4% Samarco (176) (504) -65% (970) -82% (2,298) (808) 184% Cash management and others 300 1,504 -80% (935) n.a. (297) (2,073) -86% Increase/(Decrease) in cash & equivalents 1,532 579 165% 242 n.a. 2,184 1,720 27% ¹ Excluding expenses related to Brumadinho and non-recurring items. Previous periods were restated. ² Includes US$ -52 million related to streaming transactions in 4Q25, US$ -29 million in 4Q24, US$ -44 million in 3Q25, US$ -213 million in 2025 and US$ -137 million in 2024, reflecting the difference between contractual terms and cash receipts, subject to volume and settlement dynamics. ³ Includes interest in loans and borrowings, leasing and net cash received on settlement of derivatives. ⁴ Net of US$ 175 million in dividends received in 4Q25, US$ 27 million in 4Q24, US$ 58 million in 3Q25, US$ 313 million in 2025 and US$ 81 million in 2024. ⁵ Includes payments related to dam decharacterization, incurred expenses related to Brumadinho, and others. Recurring Free Cash Flow generation reached US$ 1.7 billion, US$ 0.9 billion higher y/y, mainly driven by stronger Proforma EBITDA performance, lower net financial expenses, which benefited from the settlement of derivatives under the currency swaps program. The positive working capital in the quarter was mainly driven by stronger cash collection from 3Q25 iron ore sales, with lower iron ore volumes accrued at quarter-end. Vale’s cash position was mainly impacted by the Free Cash Flow generation, resulting in a US$ 1.5 billion increase in cash and cash equivalents during the quarter. Free Cash Flow 4Q25 - US$ million ¹Includes income taxes and REFIS (US$ -360 million), interests on loans and borrowings (US$ -306 million), leasing (US$ -69 million), net cash received on settlement of derivatives (US$ 203 million), and other financial revenues (US$ 34 million). ² Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA, net of dividends received. ³ Includes incurred expenses on Brumadinho (US$ -75 million) and payments on dam decharacterization (US$ -106 million). ⁴ Includes disbursements related to railway concession contracts (US$ -159 million), and others. ⁵ Payments related to Brumadinho and Samarco. Excludes incurred expenses. ⁶ Includes US$ -23 million in debt repayment, US$ 420 billion in new loans & bonds and US$ -97 million related interest on capital paid taxes Financial Results – 7 – Recurring Free Cash Flow generation was US$ 4.8 billion in 2025, US$ 1.0 billion higher y/y, mainly driven by lower capital expenditures, driven by the efficiency program), and the positive results from the settlement of derivatives under the currency hedge program (US$ 579 million). Free Cash Flow 2025 - US$ million ¹ Includes income taxes and REFIS (US$ -1,982 million), interests on loans and borrowings (US$ -1,000 million), leasing (US$ -174 million), net cash received on settlement of derivatives (US$ 579 million), and other financial revenues (US$ 169 million). ² Related to Associates and Joint Ventures EBITDA that was included in the Proforma EBITDA, net of dividends received. ³ Includes incurred expenses on Brumadinho (US$ -299 million) and payments on dam decharacterization (US$ -378 million). ⁴ Includes disbursements related to railway concession contracts (US$ -499 million), and others. ⁵ Payments related to Brumadinho and Samarco. Excludes incurred expenses. ⁶ Includes US$ -1,454 million in debt repayment, US$ 4,718 million in new loans & bonds and US$ -3,561 million related dividends and interest on capital paid. Financial Results – 8 – Debt US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q Gross debt¹ 18,134 14,792 23% 17,843 2 % Lease (IFRS 16) 668 713 -6% 700 -5 % Gross debt and leases 18,802 15,505 21% 18,543 1 % Cash, cash equivalents and short-term investments (7,566) (5,006) 51% (6,091) 24 % Net debt 11,236 10,499 7% 12,452 -10 % Currency swaps² (181) 334 n.a. (173) 5 % Brumadinho provisions 1,911 1,970 -3% 1,960 -3 % Samarco provisions 2,613 3,663 -29% 2,401 9 % Expanded net debt 15,579 16,466 -5% 16,640 -6 % Average debt maturity (years) 8.4 8.7 -3% 8.7 -3 % Cost of debt after hedge (% pa) 5.3 5.7 -7% 5.4 -2 % Total debt and leases / adjusted LTM EBITDA (x) 1.2 1.0 20% 1.0 20 % Net debt / adjusted LTM EBITDA (x) 0.7 0.7 - 1.0 -30 % Adjusted LTM EBITDA / LTM gross interest (x) 15.7 17.9 -12% 15.0 5% 1 Does not include leases (IFRS 16). 2 Includes interest rate swaps. Expanded net debt reduced by US$ 1.1 billion q/q, totaling US$ 15.6 billion, primarily driven by cash generated from operations. Samarco Provisions: This quarter, Vale recognized an additional provision of US$ 449 million for Samarco related to obligations of the UK Claim. Gross debt and leases reached US$ 18.8 billion as of December 31st, 2025, US$ 0.3 billion higher q/q, mainly as a result of new funding of US$ 420 million raised by Vale Base Metals. The average debt maturity decreased to 8.4 years at the end of 4Q25 from 8.7 years at the end of 3Q25. The average annual cost of debt after currency and interest rate swaps was 5.3%, slightly below the 5.4% at the end of 3Q25. Business Segments’ Performance – 9 – Segments’ Performance Adjusted EBITDA by business area: US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Iron Ore Solutions 3,967 4,008 -1% 3,972 0% 13,803 15,085 -8 % Fines 3,415 3,176 8% 3,418 0% 11,562 11,598 0 % Pellets 527 770 -32% 512 3% 2,052 3,166 -35 % Other ferrous products and logistics services 25 62 -60% 42 -40% 189 321 -41 % Vale Base Metals 1,393 541 157% 687 103% 3,355 1,453 131 % Copper 1,059 526 101% 614 72% 2,757 1,521 81 % Nickel 358 55 551% 114 214% 714 114 526% Other (24) (40) -40% (41) -41% (116) (182) -36 % Unallocated Items¹ (526) (430) 22% (260) 102% (1,289) (1,146) 12% Proforma EBITDA 4,834 4,119 17% 4,399 10% 15,869 15,392 3% Brumadinho & dam decharacterization² (246) (111) 122% (30) n.a. (411) (277) 48 % Non-recurring expenses - (214) n.a. – n.a. – (275) n.a. Adjusted EBITDA 4,588 3,794 21% 4,369 5% 15,458 14,840 4% 1 Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 22 million in unallocated expenses from Vale Base Metals Ltd ("VBM") in 4Q25. Considering the unallocated expenses, VBM’s EBITDA was US$ 1.4 billion in 4Q25. 2 Find more information about these expenses in Annex 4: Brumadinho & Decharacterization. Segment information 4Q25 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming Adjusted EBITDA Iron Ore Solutions 8,370 (4,469) (28) (127) (39) 260 – 3,967 Fines 7,016 (3,618) (5) (104) (29) 155 – 3,415 Pellets 1,190 (703) 1 (1) (2) 42 – 527 Other ferrous products and logistics services 164 (148) (24) (22) (8) 63 – 25 Vale Base Metals 2,691 (1,506) (51) (61) (2) 27 295 1,393 Copper² 1,565 (468) (8) (29) (1) – – 1,059 Nickel³ 1,328 (954) (10) (31) (1) 26 – 358 Others⁴ (202) (84) (33) (1) – 1 295 (24) Brumadinho & dam decharacterization⁵ – – (246) – – – – (246) Non-recurring expenses – – – – – – – – Unallocated Items⁶ – – (469) (57) – – – (526) Total 11,061 (5,975) (794) (245) (41) 287 295 4,588 ¹ Excluding depreciation, depletion, and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others, will be disclosed separately as Streaming. Prior periods were restated. ⁵ Find more information of expenses in Annex 4: Brumadinho & Decharacterization. ⁶ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 22 million in unallocated expenses from VBM in 4Q25. Considering the unallocated expenses, VBM’s EBITDA was US$ 1.4 billion in 4Q25. Business Segments’ Performance – 10 – Highlights 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Average Prices (US$/t) Iron ore - 62% Fe price 106.0 103.4 3% 102.0 4% 102.4 109.4 -6% Iron ore fines realized price, CFR/FOB 95.4 93.0 3% 94.4 1% 91.6 95.3 -4 % Iron ore pellets realized price, CFR/FOB 131.4 143.0 -8% 130.8 0% 134.0 154.6 -13 % Volume sold (‘000 metric tons) Fines 73,566 69,912 5% 75,020 -2% 273,027 260,314 5 % Pellets 9,056 10,067 -10% 8,769 3% 32,801 38,300 -14 % ROM 2,251 1,216 85% 2,208 2% 8,530 8,038 6 % Total - Iron ore 84,874 81,196 5% 85,997 -1% 314,358 306,652 3 % Financial indicators (US$ million) Net Revenues 8,370 8,151 3% 8,423 -1% 30,130 31,444 -4 % Costs¹ (4,469) (4,099) 9% (4,531) -1% (16,612) (16,322) 2 % SG&A and Other expenses¹ (28) (54) -48% (54) -48% (139) (243) -43 % R&D expenses (127) (127) —% (84) 51% (349) (391) -11 % Pre-operating and stoppage expenses¹ (39) (80) -51% (42) -7% (198) (274) -28 % EBITDA Associates & JV's 260 217 20% 260 0% 971 871 11 % Adjusted EBITDA 3,967 4,008 -1% 3,972 0% 13,803 15,085 -8 % Depreciation and amortization (554) (536) 3% (553) 0% (2,122) (2,107) 1 % Adjusted EBIT 3,413 3,472 -2% 3,419 0% 11,681 12,978 -10% 1 Net of depreciation and amortization. Adjusted EBITDA per segment US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Fines 3,415 3,176 8% 3,418 0% 11,562 11,598 0 % Pellets 527 770 -32% 512 3% 2,052 3,166 -35 % Other ferrous products and logistics services 25 62 -60% 42 -40% 189 321 -41 % Adjusted EBITDA 3,967 4,008 -1% 3,972 0% 13,803 15,085 -8 % Iron Ore Solutions EBITDA was US$ 4.0 billion, flat y/y, mainly reflecting the negative impact of BRL appreciation and higher iron ore fines C1 cash cost, offset by increased sales volumes, higher realized prices and lower freight costs. Iron Ore Fines EBITDA increased by 8% y/y, reaching US$ 3.4 billion, mostly explained by higher sales volumes (US$ 163 million), higher iron ore reference prices (US$ 162 million) and the positive impact of lower iron ore freight costs (US$ 133 million). These effects were partly offset by higher C1 cash cost (US$ 94 million), and the negative impact of BRL appreciation (US$ 84 million). Iron Ore Pellets EBITDA decreased by 32% y/y, totaling US$ 527 million, primarily driven by lower realized prices (US$ -96 million) and reduced sales volumes (US$ -72 million), reflecting the market conditions for agglomerated products. EBITDA variation – US$ million (4Q25 vs. 4Q24) 1 Including iron ore freight costs. 2 Includes Associates and JVs EBITDA and others. Iron Ore Solutions Business Segments’ Performance – 11 – Iron Ore Fines Product mix 000 metric tons 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Volume sold Fines¹ 73,566 69,912 5% 75,020 -2% 273,027 260,314 5 % IOCJ 5,042 9,287 -46% 5,672 -11% 21,707 43,576 -50 % BRBF 36,337 43,626 -17% 36,133 1% 140,432³ 134,260³ 5 % Mid-Grade Carajás 10,512 6,279 67% 10,474 0% 34,576⁴ 14,535 138 % Pellet feed - China (PFC)² 8,155 3,585 127% 8,575 -5% 26,176 12,786 105 % Lump 2,085 1,535 36% 2,160 -3% 7,641 7,097 8 % High-silica products 4,213 852 n.a. 4,267 -1% 14,323⁴ 27,437 -48 % Other fines (60-62% Fe) 7,222 4,748 52% 7,739 -7% 28,171³ 20,623³ 37% 1 Including third-party purchases. 2 Products concentrated in Chinese facilities. 3 Restated from historical figures. 4 Restated from historical figures. Revenues The average realized iron ore fines price was US$ 95.4/t, US$ 1.0/t higher q/q, mainly driven by higher iron ore reference prices (US$ 4.0/t higher q/q). This effect was partially offset by lower market premiums (US$ 1.0/t lower q/q) and the negative effect of pricing mechanisms adjustments (US$ 2.1/t lower q/q), mainly related to lagged prices adjustments. In the quarter, the Adjustments for FOB sales were positively impacted by the spot rates effect on freight pricing mechanisms. Price realization iron ore fines – US$/t (4Q25) 1 Includes quality (US$ 0.7/t) and premiums/discounts and commercial conditions (US$ -1.0/t). 2 Adjustment as a result of provisional prices booked in 3Q25 at US$ 103.8/t. 3 Difference between the weighted average of the prices provisionally set at the end of 4Q25 at US$ 107.0/t based on forward curves and US$ 105.2/t from the 4Q25 average reference price. 4 Includes freight pricing mechanisms of CFR sales freight recognition. 5 Vale’s price is net of taxes. Iron ore all-in premium US$/t 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y All-in premium - Total 0.9 4.6 -80% 2.1 -57% 1.5 2.1 -29 % Iron ore fines quality and premiums (0.3) 1.0 n.a. 0.7 n.a. (0.4) (1.4) -71 % Pellets business' contribution 1.1 3.6 -69% 1.4 -21% 1.9 3.5 -46% 1 Weighted average contribution. The all-in premium decreased by US$ 1.2/t q/q, totaling US$ 0.9/t, mainly driven by a lower contribution from low‑alumina products due to lower market premiums during the quarter, impacting Iron ore fines quality and premiums (US$ 1.0/t lower q/q). Impact of pricing system adjustments Business Segments’ Performance – 12 – Costs and expenses Iron ore fines and pellets all-in costs (cash cost break-even landed in China) US$/t 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y C1 cash cost, ex-third-party purchase costs 21.3 18.8 13% 20.7 3% 21.3 21.8 -2 % Third-party purchases cost adjustments 4.0 2.6 54% 3.6 11% 3.9 3.3 18 % Freight cost¹ 18.0 20.0 -10% 18.8 -4% 18.4 19.8 -7 % Distribution cost 3.5 2.7 30% 3.8 -8% 3.7 2.6 42 % Expenses² & royalties 6.2 7.2 -14% 5.7 9% 5.9 7.4 -20 % EBITDA from associates and joint ventures (2.1) (1.4) 50% (1.8) 17% (1.9) (1.4) 36 % Moisture adjustment 4.3 4.1 5% 4.3 0% 4.4 4.5 -2 % Iron ore fines quality adjustment 0.3 (1.0) n.a. (0.7) n.a. 0.4 1.4 -71 % Iron ore fines all-in costs (US$/dmt) 55.5 53.1 5% 54.4 2% 56.1 59.4 -6 % Pellet business contribution (1.1) (3.6) -69% (1.4) -21% (1.9) (3.5) -46 % Iron ore fines and pellets all-in costs (US$/dmt) 54.3 49.5 10% 52.9 3% 54.2 55.9 -3 % Sustaining investments (fines and pellets) 13.4 9.7 38% 7.8 72% 9.6 9.1 5 % All-in costs including sustaining³ (US$/dmt) 67.7 59.1 15% 60.8 11% 63.8 65.0 -2% 1 Ex-bunker oil hedge. 2 Including stoppage expenses. 3 Includes sustaining. Iron ore fines and pellets all-in costs, excluding sustaining investments, increased by US$ 4.8/t y/y, reaching US$ 54.3/t in 4Q25. This increase was mainly driven by lower all-in premiums (US$ 3.7/t lower y/y) and higher C1 cash costs, ex-third-party purchases (US$ 2.5/t higher y/y). These impacts were partially offset by lower freight costs (US$ 2.0/t lower y/y). For 2025, iron ore fines and pellets all-in costs, excluding sustaining investments, totaled US$ 54.2/t, below annual guidance of approximately US$ 55/t. The 2026 guidance is set at US$ 52-56/t, assuming a BRL/USD exchange rate of 5.60. Iron ore fines C1 production costs US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y C1 production costs, ex-third-party purchase costs 21.4 17.9 20% 20.3 5% 21.5 21.1 2 % C1 cash cost, ex-third-party purchase costs 21.3 18.8 13% 20.7 3% 21.3 21.8 -2 % The C1 cash cost, excluding third-party purchases, reached US$ 21.3/t in 4Q25, 13% higher y/y. This increase mainly reflects (i) the negative impact of BRL appreciation, (ii) greater concentration of maintenance activities in the Northern System to improve performance and asset reliability, and (iii) higher production from the Southeastern and Southern Systems, which have a structurally higher cost base than the Northern System and therefore weighed on the production mix. These effects were partially offset by the positive impact of inventory turnover, driven by the consumption of inventories from the previous quarter at lower unit costs. For 2025, Vale’s C1 cash cost, ex-third-party purchases, totaled US$ 21.3/t, marking the second consecutive year of reduction (US$ 0.5/t lower y/y) and meeting the annual guidance of approximately US$ ~21.3/t. The 2026 guidance is US$ 20.0-21.5/t, assuming a BRL/USD exchange rate of 5.60. C1 cash cost, excluding third-party purchase costs - US$/t, 4Q25 vs. 4Q24 1 Including materials, demurrage, fuel, personnel and others. .. Business Segments’ Performance – 13 – Vale's average maritime freight cost was US$ 18.0/t in 4Q25, US$ 5.9/t below the Brazil-China C3 route benchmark during the period, underscoring the effectiveness of Vale’s long-term affreightment strategy, which reduces both costs and volatility. Freight costs declined sequentially by US$ 0.8/t, mainly driven by lower bunker fuel costs (US$ 0.6/t lower q/q) and lower exposure to spot freight rates (US$ 0.3/t lower q/q). CFR sales totaled 65.6 Mt in 4Q25, representing 89% of total iron ore fines sales. Pellets US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Net revenues 1,190 1,440 -17% 1,147 4% 4,396 5,921 -26% Cash costs¹ (703) (729) -4% (677) 4% (2,516) (2,920) -14% Pre-operational & stoppage expenses (3) (2) 50% (5) -40% (15) (12) 25% Expenses² 1 (4) n.a. 2 -50% 5 (5) n.a. Leased pelletizing plants EBITDA 42 65 -35% 45 -7% 182 182 0% EBITDA 527 770 -32% 512 3% 2,052 3,166 -35% Iron ore pellets realized price (CFR/FOB, S$/t) 131.4 143.0 -8% 130.8 0% 134.0 154.6 -13% Cash costs¹ per ton (US$/t) 77.6 72.4 7% 77.2 1% 76.7 76.2 1% EBITDA per ton (US$/t) 58.2 76.5 -24% 58.4 0% 62.6 82.7 -24% 1 Including iron ore, leasing, freight, overhead, energy and others. 2 Including selling, R&D and others. Pellets sales totaled 9.1 Mt, 3% higher q/q and 10% lower y/y, in line with the adjustments to production levels in response to current market conditions. The average realized iron ore pellets price was US$ 131.4/t, US$ 0.6/t higher q/q, as a result of a higher iron ore reference price (US$ 4.0/t higher q/q). This effect was partly offset by lower contractual pellet premiums (US$ 2.8/t lower q/q). Pellets’ cash costs per ton were 7% higher y/y, totaling US$ 77.6/t, primarily due to the combination of the negative impact of the BRL appreciation and higher unit costs in Oman operations given higher services costs in the period. FOB sales accounted for 58% of total pellets sales in the quarter. Business Segments’ Performance – 14 – Highlights US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Net Revenues 2,691 1,973 36% 1,997 35% 8,273 6,613 25 % Costs¹ (1,506) (1,419) 6% (1,368) 10% (5,376) (5,040) 7 % SG&A and Other expenses¹ ² (51) (49) 4% (92) -45% (249) (234) 6 % R&D expenses (61) (79) -23% (39) 56% (167) (274) -39 % Pre-operating and stoppage expenses¹ (2) (21) -90% 2 n.a. (13) (27) -52 % EBITDA from associates and JV's³ 27 23 17% 32 -16% 102 59 73 % Streaming² 295 113 161% 155 90% 785 356 121 % Adjusted EBITDA 1,393 541 157% 687 103% 3,355 1,453 131 % Depreciation and amortization (301) (256) 18% (201) 50% (958) (872) 10 % Adjusted EBIT 1,092 285 283% 486 125% 2,397 581 313% 1 Net of depreciation and amortization. 2 Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others, is disclosed separately as Streaming. Prior periods were restated. 3 Starting in 3Q24, PTVI EBITDA is included in EBITDA from associates and JVs, reflecting VBM's ownership of 33.9% in PTVI. Adjusted EBITDA US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Copper 1,059 526 101% 614 72% 2,757 1,521 81 % Nickel 358 55 551% 114 214% 714 114 526 % Others (24) (40) -40% (41) -41% (116) (182) -36 % Total 1,393 541 157% 687 103% 3,355 1,453 131 % Vale Base Metals EBITDA increased by 157% y/y in 4Q25, totaling US$ 1.4 billion, reflecting favorable market conditions, especially in copper and by-product precious metals, along with major operational improvements in the Copper and Nickel businesses. Copper EBITDA increased by 101% y/y, totaling US$ 1.1 billion in the quarter, reflecting a supportive market price environment for gold (US$ 186 million) and copper (US$ 148 million), as well as a positive effect from provisional price adjustments due to improved copper forward prices applied to open invoices at the end of the quarter (US$ 170 million). Nickel EBITDA increased by 551% y/y, totaling US$ 358 million, driven by higher by-product prices (US$ 155 million), feed availability from Voisey's Bay at lower costs (US$ 26 million), partially offset by lower nickel LME price (US$ -57 million). EBITDA variation – US$ million (4Q25 vs. 4Q24) ¹ Includes variations of (i) US$ 350 million in realized prices for by-products, (ii) US$ 277 million in provisional price adjustments and (iii) US$ 90 million in realized prices for copper and nickel. ² Includes a variation of US$ 41 million in by-products volumes. ³ Includes variations of (i) US$ 26 million in Voisey's Bay, (ii) US$ 26 million in lower cost of external feed due to lower volumes and the impact of LME prices in Refineries operation and (iii) US$ -15 million due to mineral tax (TFRM) increase. Vale Base Metals Business Segments’ Performance – 15 – Copper US$ million (unless otherwise stated) 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y LME copper price (US$/t) 11,092 9,193 21% 9,797 13% 9,945 9,147 9 % Average realized copper price (US$/t) 11,003 9,187 20% 9,818 12% 9,763 8,811 11 % Volume sold – copper (kt) 81 74 9% 70 16% 279 250 12 % Net Revenues 1,565 964 62% 1,086 44% 4,509 3,142 44 % Costs¹ (468) (387) 21% (437) 7% (1,644) (1,473) 12 % Selling and other expenses¹ (8) (13) -38% (22) -64% (44) (27) 63 % R&D expenses2 (29) (37) -22% (13) 123% (61) (120) -49 % Pre-operating and stoppage expenses¹ (1) (1) —% – n.a. (3) (1) 200 % Adjusted EBITDA 1,059 526 101% 614 72% 2,757 1,521 81 % Depreciation and amortization (53) (42) 26% (44) 20% (170) (112) 52 % Adjusted EBIT 1,006 484 108% 570 76% 2,587 1,409 84% 1 Net of depreciation and amortization. 2 Includes R&D expenses not related to current operations US$ 24 million in 4Q25, US$ 12 million in 3Q25, US$ 53 million in 2025, US$ 40 million in 4Q24 and US$ 113 million in 2024. Adjusted EBITDA US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Salobo 853 513 66% 485 76% 2,160 1,391 55 % Sossego 130 123 6% 143 -9% 451 282 60 % Other¹ 76 (110) n.a. (14) n.a. 146 (152) n.a. Total 1,059 526 101% 614 72% 2,757 1,521 81% 1 Includes R&D expenses and the unrealized provisional price adjustments. Revenues Net revenues totaled US$ 1.6 billion in 4Q25, 62% higher y/y, driven by a positive effect from provisional price adjustments (US$ 170 million), higher realized copper prices (US$ 148 million) and sales volumes (US$ 63 million) along with higher by-product revenues, which were impacted by higher gold prices (US$ 186 million) and the increase in gold volumes sold in copper concentrates (US$ 21 million). The average realized copper price was US$ 11,003/t, 12% higher q/q, reflecting higher LME prices, lower TC/RC discounts and the favorable impact of final price settlements within the current pricing environment. Average realized copper price 4Q25 – US$/t Note: Vale’s copper products are sold on a provisional pricing basis, with final prices determined in a future period. The average copper realized price excludes the mark-to-market of open invoices based on the copper price forward curve (unrealized provisional price adjustments) and includes the prior and current period price adjustments (realized provisional price adjustments). 1 Current-period price adjustments: Final invoices that were provisionally priced and settled within the quarter. 2 Prior-period price adjustment: Final invoices of sales provisionally priced in prior quarters. 3 TC/RCs, penalties, premiums, and discounts for intermediate products. Business Segments’ Performance – 16 – Costs & Expenses All-in costs (EBITDA breakeven) US$/t 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y COGS 5,749 5,205 10% 6,221 -8% 5,903 5,885 0 % By-product revenues (7,022) (4,721) 49% (5,706) 23% (5,706) (3,898) 46 % COGS after by-product revenues (1,273) 484 n.a. 515 n.a. 197 1,987 -90 % Other expenses¹ 183 145 26% 343 -47% 197 139 42 % Total costs (1,090) 629 n.a. 858 n.a. 394 2,126 -81 % TC/RCs, penalties, premiums and discounts 209 468 -55% 136 54% 209 490 -57 % EBITDA breakeven² ³ (881) 1,098 n.a. 994 n.a. 603 2,616 -77% 1 Includes sales expenses, R&D associated with Salobo and Sossego, pre-operating and stoppage expenses and other expenses. 2 Considering only the cash effect of streaming transactions, copper operations EBITDA break-even would increase to US$ 3,002/t in 4Q25 and to US$ 3,827 in 2025. 3 The realized price to be compared to the EBITDA break-even should be the copper realized price before discounts (US$ 11,211/t for 4Q25 and US$ 9,972/t for 2025), given that TC/RCs, penalties, and other discounts are already part of the EBITDA break-even build-up. All-in costs reached US$ -881/t in 4Q25, down US$ 1,979/t y/y, driven by higher by-product volumes and prices. These positive effects were partially offset by higher unit COGS. In 2025, all-in costs reached US$603/t, 77% down y/y. Unit COGS was US$ 5,749/t, up 10% y/y, reflecting the negative effect of BRL appreciation and higher mineral tax payments from the TFRM rate adjustment, introduced in March 2025. These effects were partially offset by higher dilution of fixed costs driven by higher production levels. Unit COGS, net of by-products, reached US$ -1,273/t, down US$ 1,757/t y/y, due to increased gold revenues, following higher gold prices and the increase in gold volumes sold in copper concentrates. Unit COGS, net of by-products, by operation US$/t 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Salobo (2,741) (269) n.a. (156) n.a. (795) 1,263 n.a. Sossego 3,690 2,683 38% 2,260 63% 3,169 4,171 -24 % Business Segments’ Performance – 17 – Nickel US$ million (unless otherwise stated) 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y LME nickel price 14,892 16,038 -7% 15,015 -1% 15,160 16,812 -10% Average realized nickel price 15,015 16,163 -7% 15,445 -3% 15,556 17,078 -9% Volume sold - nickel (kt) 50 47 6% 43 16% 173 155 12% Volume sold - copper (kt) 26 25 4% 20 30% 90 77 17% Net Revenues 1,328 1,067 24% 1,010 31% 4,319 3,687 17% Costs¹ (954) (974) -2% (871) 10% (3,513) (3,415) 3% Selling and other expenses¹ (10) (6) 67% (31) -68% (70) (53) 32% R&D expenses² (31) (35) -11% (25) 24% (103) (121) -15% Pre-operating and stoppage expenses¹ (1) (21) -95% 2 n.a. (10) (26) -62% EBITDA from associates and JV's³ 26 24 8% 29 -10% 91 42 117% Adjusted EBITDA 358 55 n.a. 114 214% 714 114 n.a. Depreciation and amortization (231) (201) 15% (150) 54% (749) (738) 1% Adjusted EBIT 127 (146) n.a. (36) n.a. (35) (624) -94% 1 Net of depreciation and amortization. ² Includes R&D expenses not related to current operations (US$ 5 million in 4Q25, US$ 3 million in 3Q25, US$ 14 million in 2025, US$ 4 million in 4Q24 and US$ 13 million in 2024). ³ Starting in 3Q24, PTVI EBITDA is included in EBITDA from associates and JVs, reflecting VBM's ownership of 33.9% in PTVI. Historical figures were not restated. Adjusted EBITDA US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Sudbury¹ 196 54 263% 44 345% 314 149 111 % Voisey’s Bay & Long Harbour 1 (45) n.a. 46 -98% 14 (211) n.a. Standalone Refineries² 8 23 -65% 2 300% 40 47 -15 % Onça Puma 22 30 -27% 9 144% 59 (16) n.a. PTVI (historical) – – —% – —% – 137 n.a. Others³ 131 (7) n.a. 13 n.a. 287 8 n.a. Total 358 55 n.a. 114 214% 714 114 n.a. 1 Includes the Thompson operations. 2 Comprises the sales results for Clydach and Matsusaka refineries. 3 Includes intercompany eliminations, provisional price adjustments and inventories adjustments. Includes proportionate EBITDA from PTVI, starting from 3Q24. Historical figures include the consolidated results from PTVI. Revenues Net revenues totaled US$ 1.3 billion in 4Q25, increasing by 24% y/y, boosted by higher by-product prices (US$ 155 million) and higher sales volumes (US$ 15 million), which were partially offset by lower nickel realized price (US$ -57 million). The average realized nickel price was US$ 15,015/t, down 3% q/q, explained by a 1% decrease in the LME nickel price average. The average realized nickel price was 1% higher than the LME average, mainly due to the 67% share of Upper-Class I products in the North Atlantic mix, resulting in an overall positive impact of premiums of US$ 106/t. Average realized nickel price 4Q25 – US$/t Business Segments’ Performance – 18 – Costs & Expenses All-in costs (EBITDA breakeven) US$/t 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y COGS ex-external feed, PTVI-adjusted 21,204 24,679 -14% 22,835 -7% 23,200 27,855 -17 % COGS¹ 19,225 20,670 -7% 20,310 -5% 20,771 21,772 -5 % By-product revenues¹ (10,356) (7,269) 42% (8,166) 27% (8,701) (6,890) 26 % COGS after by-product revenues 8,869 13,401 -34% 12,144 -27% 12,070 14,882 -19 % Other expenses² 762 1,215 -37% 1,324 -42% 978 1,207 -19 % EBITDA from associates & JV's³ (524) (509) 3% (677) -23% (527) (271) 94 % Total Costs 9,107 14,107 -35% 12,791 -29% 12,521 15,818 -21 % Nickel average aggregate (premium) discount (106) (226) -53% (444) -76% (363) (398) -9 % EBITDA breakeven⁴ 9,001 13,881 -35% 12,347 -27% 12,158 15,420 -21 % EBITDA breakeven, PTVI-adjusted⁵ 9,001 13,881 -35% 12,347 -27% 12,158 16,616 -27% 1 Excluding marketing activities. 2 Includes R&D associated with current nickel operations, sales expenses and pre-operating & stoppage. 3 Starting from 3Q24, it includes the proportionate results from PTVI (33.9% owned by VBM). 4 Considering only the cash effect of streaming transactions, nickel operations EBITDA break-even would increase to US$ 9,629/t in 4Q25 and US$ 12,731/t in 2025. 5 Previous periods adjusted to reflect the deconsolidation of PTVI. All-in cost totaled US$ 9,001/t in the quarter, decreasing by 35% y/y and 27% q/q, explained by stronger by-product revenues and lower unit COGS. In 2025, all-in costs reached US$ 12,158/t, 27% lower y/y. Unit COGS, excluding external feed purchases, was US$ 21,204/t, declining by 14% y/y, underpinned by cost efficiencies at Voisey’s Bay and robust output at Long Harbour, which contributed to fixed cost dilution. Unit COGS totaled US$ 19,225/t, down by 7% y/y and 5% q/q, in line with lower costs for own-sourced and external feed. Unit by-product revenues were US$ 10,356/t, 42% higher y/y, driven by higher by-product sales and prices. Unit COGS, net of by-products, by operation US$/t 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Sudbury¹ ² (119) 11,853 n.a. 10,768 n.a. 9,410 13,177 -29 % Voisey’s Bay & Long Harbour² 14,640 20,678 -29% 10,955 34% 14,698 23,182 -37 % Standalone refineries² ³ 14,897 15,433 -3% 15,813 -6% 14,971 17,055 -12 % Onça Puma 9,243 8,106 14% 10,721 -14% 10,070 13,615 -26% ¹ Sudbury costs include Thompson costs. ² A large portion of Sudbury, Clydach, Matsusaka and Long Harbour finished nickel production is derived from intercompany transfers, as well as from the purchase of ore or nickel intermediates from third parties. These transactions are valued at fair market value. ³ Comprises the unit COGS for Clydach and Matsusaka refineries. Unit expenses were US$762/t, decreased by 37% y/y, driven by a reduction in pre-operating and stoppage expenses. – 19 – Except where otherwise indicated, the operational and financial information in this release is based on the consolidated figures in accordance with IFRS. Our quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Companhia Portuária da Baía de Sepetiba, Vale Manganês S.A., Minerações Brasileiras Reunidas S.A., Vale Base Metals Ltd, Salobo Metais S.A, Tecnored Desenvolvimento Tecnológico S.A., Vale Holdings B.V, Vale Canada Limited, Vale International S.A., Vale Malaysia Minerals Sdn. Bhd. and Vale Oman Pelletizing Company LLC. This press release may include statements about Vale’s current expectations about future events or results (forward-looking statements). Many of those forward-looking statements can be identified by the use of forward-looking words such as ”anticipate,” ”believe,” ”could,” ”expect,” ”should,” ”plan,” ”intend,” ”estimate” “will” and ”potential,” among others. All forward-looking statements involve various risks and uncertainties. Vale cannot guarantee that these statements will prove correct. These risks and uncertainties include, among others, factors related to: (a) the countries where Vale operates, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. Vale cautions you that actual results may differ materially from the plans, objectives, expectations, estimates and intentions expressed in this presentation. Vale undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information or future events or for any other reason. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports that Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM) and, in particular, the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F. The information contained in this press release includes financial measures that are not prepared in accordance with IFRS. These non-IFRS measures differ from the most directly comparable measures determined under IFRS, but we have not presented a reconciliation to the most directly comparable IFRS measures, because the non-IFRS measures are forward-looking and a reconciliation cannot be prepared without unreasonable effort. Webcast information Vale will host a webcast on Friday February 13th, 2026 At 10:00 a.m. (New York) 11:00 a.m. (Brasília) 2:00 p.m. (London) Internet access to the webcast and presentation materials will be available on Vale website at www.vale.com/investors A webcast replay will be accessible shortly after the completion of the call. Further information on Vale can be found at: vale.com Investor Relations Vale.RI@vale.com Thiago Lofiego thiago.lofiego@vale.com Mariana Rocha mariana.rocha@vale.com Luciana Oliveti luciana.oliveti@vale.com Pedro Terra pedro.terra@vale.com Patricia Tinoco patricia.tinoco@vale.com Annexes – 20 – Annex 1: Detailed Financial Information Simplified financial statements Income Statement US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Net operating revenue 11,060 10,124 9% 10,420 6% 38,403 38,056 1 % Cost of goods sold and services rendered (6,779) (6,268) 8% (6,632) 2% (24,947) (24,265) 3 % Gross profit 4,281 3,856 11% 3,788 13% 13,456 13,791 -2 % Gross margin (%) 39% 38% 1 p.p. 36% 3 p.p. 35% 36% -0% Selling and administrative expenses (207) (206) — % (158) 31% (641) (622) 3 % Research and development (260) (253) 3% (151) 72% (693) (790) -12 % Pre-operating and operational stoppage (57) (131) -56% (50) 14% (268) (403) -33 % Other operational expenses, net (610) (629) -3% (268) 128% (1,358) (1,489) -9 % Impairment and gains (losses) on disposal of non-current assets, net (3,844) (1,847) 108% (370) n.a. (4,599) 301 n.a. Operating income (697) 790 n.a. 2,791 n.a. 5,897 10,788 -45 % Financial income 125 106 18% 148 -16% 501 422 19 % Financial expenses (465) (396) 17% (396) 17% (1,647) (1,473) 12 % Other financial items, net (699) (1,470) -52% (91) n.a. 120 (2,772) n.a. Equity results and other results in associates and joint ventures (369) 69 n.a. 160 n.a. (218) (269) -19 % Income before income taxes (2,105) (901) 134% 2,612 n.a. 4,653 6,696 -31 % Current tax 253 (315) n.a. 294 -14% 76 (2,007) n.a. Deferred tax (2,391) 344 n.a. (211) n.a. (2,746) 1,286 n.a. Net income (4,243) (872) n.a. 2,695 n.a. 1,983 5,975 -67 % Net income attributable to noncontrolling interests (399) (178) 124% 10 n.a. (369) (191) 93 % Net income attributable to Vale's shareholders (3,844) (694) n.a. 2,685 n.a. 2,352 6,166 -62 % Basic earnings per share (attributable to the Company's shareholders - US$): Basic and diluted earnings per share (attributable to the Company's shareholders - US$) (0.90) (0.16) n.a. 0.63 n.a. 0.55 1.44 -62 % Equity income (loss) by business segment US$ million 4Q25% 4Q24% Δ y/y 3Q25% Δ q/q 2025% 2024% Δ y/y Iron Ore Solutions 83 130% 80 186% 4% 147 101% -44% 401 109% 335 111% 20 % Vale Base Metals (24) -38% (34) -79% -29% – 0% n.a. (31) -8% (29) -10% 7 % Unallocated items¹ 5 8% (3) -7% n.a. (2) -1% n.a. (5) -1% (4) -1% 25 % Total 64 100% 43 100% 49% 145 100% -56% 365 100% 302 100% 21% 1 Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Annexes – 21 – Balance sheet US$ million 12/31/2025 12/31/2024 Δ q/q 9/30/2025 Δ y/y Assets Current assets 18,291 13,481 36% 16,486 11 % Cash and cash equivalents 7,372 4,953 49% 5,902 25 % Short term investments 194 53 266% 189 3 % Accounts receivable 2,297 2,358 -3% 2,506 -8 % Other financial assets 457 53 n.a. 626 -27 % Inventories 5,937 4,605 29% 5,567 7 % Recoverable taxes 1,505 1,100 37% 1,232 22 % Other 529 359 47% 464 14 % Non-current assets held for sale – – n.a. – n.a. Non-current assets 10,627 11,626 -9% 13,306 -20 % Judicial deposits 651 537 21% 638 2 % Other financial assets 482 231 109% 416 16 % Recoverable taxes 1,776 1,297 37% 1,771 — % Deferred income taxes 6,318 8,244 -23% 8,891 -29 % Other 1,400 1,317 6% 1,590 -12 % Fixed assets 57,607 55,045 5% 61,398 -6 % Total assets 86,525 80,152 8% 91,190 -5 % Liabilities Current liabilities 15,870 13,090 21% 13,324 19 % Suppliers and contractors 5,565 4,234 31% 5,651 -2 % Loans, borrowings and leases 518 1,020 -49% 470 10 % Leases 160 147 9% 175 -9 % Railway concession 570 467 22% 484 18 % Other financial liabilities 655 1,076 -39% 512 28 % Taxes payable 687 574 20% 576 19 % Settlement program ("REFIS") 423 353 20% 430 -2 % Provisions for litigation 144 119 21% 148 -3 % Employee benefits 1,133 1,012 12% 1,012 12 % Liabilities related to associates and joint ventures 1,082 1,844 -41% 1,188 -9 % Liabilities related to Brumadinho 758 714 6% 814 -7 % Dam de-characterization and asset retirement obligations 868 833 4% 938 -7 % Dividends payable 2,651 330 n.a. – n.a. Other 656 367 79% 926 -29 % Liabilities associated with non-current assets held for sale Non-current liabilities 36,305 32,534 12% 35,585 2 % Loans, borrowings and leases 17,616 13,772 28% 17,373 1 % Leases 508 566 -10% 525 -3 % Railway concession 1,824 1,887 -3% 2,081 -12 % Other financial liabilities 3,047 2,677 14% 2,756 11 % Settlement program (REFIS) 784 1,007 -22% 905 -13 % Deferred income taxes 107 445 -76% 66 62 % Provisions for litigation 899 894 1% 912 -1 % Employee benefits 1,214 1,118 9% 1,212 — % Liabilities related to associates and joint ventures 1,531 1,819 -16% 1,213 26 % Liabilities related to Brumadinho 1,153 1,256 -8% 1,146 1 % Dam de-characterization and asset retirement obligations 5,294 4,930 7% 5,134 3 % Streaming transactions 1,968 1,882 5% 1,988 -1 % Others 360 281 28% 274 31 % Total liabilities 52,175 45,624 14% 48,909 7 % Shareholders' equity 34,350 34,528 -1% 42,281 -19 % Total liabilities and shareholders' equity 86,525 80,152 8% 91,190 -5 % Annexes – 22 – Cash flow US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Cash flow from operations 4,362 4,065 7% 3,643 20% 13,401 13,767 -3 % Interest on loans and borrowings paid (306) (224) 37% (185) 65% (1,000) (868) 15 % Cash received on settlement of derivatives, net 203 (83) n.a. 93 118% 579 11 n.a. Payments related to Brumadinho (280) (321) -13% (306) -8% (874) (909) -4 % Payments related to dam de-characterization (106) (128) -17% (110) -4% (378) (533) -29 % Interest on participative shareholders debentures paid (814) (94) n.a. – n.a. (945) (243) 289 % Income taxes (including settlement program) paid (360) (416) -13% (558) -35% (1,982) (1,859) 7 % Net cash generated by operating activities 2,699 2,799 -4% 2,577 5% 8,801 9,366 -6 % Cash flow from investing activities Short-term investment 143 (136) n.a. 61 134% 337 (85) n.a. Acquisition of property, plant and equipment and intangible assets (2,189) (2,213) -1% (1,394) 57% (6,006) (6,447) -7 % Advanced payment related to renegotiation of railway concession contracts – (656) n.a. – n.a. (656) n.a. Payments related to Samarco dam failure (176) (504) -65% (970) -82% (2,298) (808) 184 % Dividends received from joint ventures and associates 175 27 n.a. 58 202% 313 81 286 % Cash received from disposal and acquisition of investments, net – (30) n.a. 891 n.a. 891 2,687 -67 % Other investment activities, net (92) (136) -32% (1) n.a. (101) (140) -28 % Net cash used in investing activities (2,139) (3,648) -41% (1,355) 58% (6,864) (5,368) 28 % Cash flow from financing activities Loans and financing: Loans and borrowings from third parties 420 1,933 -78% 1,011 -58% 4,718 4,855 -3 % Payments of loans and borrowings from third parties (23) (429) -95% (461) -95% (1,454) (2,605) -44 % Payments of leasing (69) (69) — % (42) 64% (174) (202) -14 % Payments to shareholders: Dividends and interest on capital paid to Vale's shareholders (97) – n.a. (1,485) -93% (3,561) (3,914) -9 % Share buyback program – – n.a. – n.a. – (409) n.a. Issuance of subordinated notes 741 – n.a. – n.a. 741 – n.a. Net cash used in financing activities 972 1,435 -32% (977) n.a. 270 (2,275) n.a. Net increase (decrease) in cash and cash equivalents 1,532 586 161% 245 n.a. 2,207 1,723 28 % Cash and cash equivalents in the beginning of the period 5,902 4,596 28% 5,514 7% 4,953 3,609 37 % Effect of exchange rate changes on cash and cash equivalents (62) (229) -73% 28 n.a. 212 (454) n.a. Cash from subsidiaries classified as non‑current assets held for sale and others – – n.a. 115 n.a. – 75 n.a. Cash and cash equivalents at the end of period 7,372 4,953 49% 5,902 25% 7,372 4,953 49 % Non-cash transactions: Additions to property, plant and equipment - capitalized loans and borrowing costs 5 12 -58% 5 0% 22 36 -39 % Cash flow from operating activities Income before income taxes (2,105) (901) 134% 2,612 n.a. 4,653 6,696 -31 % Adjusted for: Review of estimates related to the provision of Brumadinho 243 88 176% 5 n.a. 297 116 156 % Review of estimates related to the provision of dam de-characterization (67) (75) -11% (53) 26% (185) (206) -10 % Equity results and other results in associates and joint ventures 369 (69) n.a. (160) n.a. 218 269 -19 % Impairment and gains (losses) on disposal of non-current assets, net 3,844 1,847 108% 370 n.a. 4,599 (301) n.a. Depreciation, depletion and amortization 860 802 7% 761 13% 3,105 3,057 2 % Financial results, net 1,039 1,760 -41% 339 206% 1,026 3,823 -73 % Change in assets and liabilities Accounts receivable 170 572 -70% (207) n.a. 120 1,668 -93 % Inventories (349) 57 n.a. (344) 1% (1,076) (549) 96 % Suppliers and contractors 48 (681) n.a. 105 -54% 875 (360) n.a. Other assets and liabilities, net 310 665 -53% 215 44% (231) (446) -48 % Cash flow from operations 4,362 4,065 7% 3,643 20% 13,401 13,767 -3 % Annexes – 23 – Reconciliation of IFRS and “non-GAAP” information (a) Adjusted EBIT US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Net operating revenues 11,060 10,124 9% 10,420 6% 38,403 38,056 1 % COGS (6,779) (6,268) 8% (6,632) 2% (24,947) (24,265) 3 % Sales and administrative expenses (207) (206) — % (158) 31% (641) (622) 3 % Research and development expenses (260) (253) 3% (151) 72% (693) (790) -12 % Pre-operating and stoppage expenses (57) (131) -56% (50) 14% (268) (403) -33 % Brumadinho event and dam decharacterization (246) (111) 122% (30) n.a. (411) (277) 48 % Other operational expenses, net¹ (364) (518) -30% (238) 53% (947) (1,212) -22 % EBITDA from associates and JV's 286 242 18% 292 -2% 1,072 940 14 % Streaming² 295 113 161% 155 90% 785 356 121 % Adjusted EBIT 3,728 2,992 25% 3,608 3% 12,353 11,783 5% ¹ Starting in 3Q25, streaming transactions at market prices, previously reported under "Other operational expenses, net", will be disclosed separately as Streaming. Prior periods were restated. (b) Adjusted EBITDA EBITDA defines profit or loss before interest, tax, depreciation, depletion and amortization. The definition of Adjusted EBITDA for the Company is the operating income or loss plus EBITDA associates and joint ventures, and excluding the amounts charged as (i) depreciation, depletion and amortization and (ii) impairment and gains (losses) on disposal of non-current assets. However, our adjusted EBITDA is not the measure defined as EBITDA under IFRS and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with IFRS. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following tables shows the reconciliation between adjusted EBITDA and operational cash flow and adjusted EBITDA and net income, in accordance with its statement of changes in financial position. The definition of Adjusted EBIT is Adjusted EBITDA plus depreciation, depletion and amortization. Reconciliation between adjusted EBITDA and operational cash flow US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Adjusted EBITDA 4,588 3,794 21% 4,369 5% 15,458 14,840 4 % Working capital: Accounts receivable 170 572 -70% (207) n.a. 120 1,668 -93 % Inventories (349) 57 n.a. (344) 1% (1,076) (549) 96 % Suppliers and contractors 48 (681) n.a. 105 -54% 875 (360) n.a. Review of estimates related to the provision of Brumadinho 243 88 176% 5 n.a. 297 116 156 % Review of estimates related to the provision of dam de-characterization (67) (75) -11% (53) 26% (185) (206) -10 % Others (271) 310 n.a. (232) 17% (2,088) (1,742) 20 % Cash flow 4,362 4,065 7% 3,643 20% 13,401 13,767 -3 % Income taxes paid (including settlement program) (360) (416) -13% (558) -35% (1,982) (1,859) 7 % Interest on loans and borrowings paid (306) (224) 37% (185) 65% (1,000) (868) 15 % Payments related to Brumadinho event (280) (321) -13% (306) -8% (874) (909) -4 % Payments related to dam de-characterization (106) (128) -17% (110) -4% (378) (533) -29 % Interest on participative shareholders' debentures paid (814) (94) n.a. – n.a. (945) (243) 289 % Cash received on settlement of Derivatives, net 203 (83) n.a. 93 118% 579 11 n.a. Net cash generated by operating activities 2,699 2,799 -4% 2,577 5% 8,801 9,366 -6 % Annexes – 24 – Reconciliation between adjusted EBITDA and net income US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Adjusted EBITDA 4,588 3,794 21% 4,369 5% 15,458 14,840 4 % Depreciation, depletion and amortization (860) (802) 7% (761) 13% (3,105) (3,057) 2 % EBITDA from associates and joint ventures (286) (242) 18% (292) -2% (1,072) (940) 14 % Impairment and gains (losses) on disposal of non-current assets, net¹ (3,844) (1,847) 108% (370) n.a. (4,599) 301 n.a. Streaming² (295) (113) 161% (155) 90% (785) (356) 121 % Operating income (697) 790 n.a. 2,791 n.a. 5,897 10,788 -45 % Financial results (1,039) (1,760) -41% (339) 206% (1,026) (3,823) -73 % Equity results and other results in associates and joint ventures (369) 69 n.a. 160 n.a. (218) (269) -19 % Income taxes (2,138) 29 n.a. 83 n.a. (2,670) (721) 270 % Net income (4,243) (872) n.a. 2,695 n.a. 1,983 5,975 -67 % Net income attributable to noncontrolling interests (399) (178) 124% 10 n.a. (369) (191) 93 % Net income attributable to Vale's shareholders (3,844) (694) n.a. 2,685 n.a. 2,352 6,166 -62% ¹ Starting in 3Q25, streaming transactions at market prices, previously reported under "Impairment and gains (losses) on disposal of non-current assets, net", will be disclosed separately as Streaming. Prior periods were restated. (c) Net debt US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q Gross debt 18,134 14,792 23% 17,843 2 % Leases 668 713 -6% 700 -5 % Cash and cash equivalents (7,566) (5,006) 51% (6,091) 24 % Net debt 11,236 10,499 7% 12,452 -10% (d) Gross debt / LTM Adjusted EBITDA US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q Gross debt and leases / LTM Adjusted EBITDA (x) 1.2 1.0 20% 1.3 -8 % Gross debt and leases / LTM operational cash flow (x) 0.8 0.8 — % 0.9 -11% (e) LTM Adjusted EBITDA / LTM interest payments US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q Adjusted LTM EBITDA / LTM gross interest (x) 15.7 17.9 -12% 15.2 3 % LTM adjusted EBITDA / LTM interest payments (x) 15.5 17.1 -9% 16.0 -3% (f) US dollar exchange rates R$/US$ 4Q25 4Q24 Δ y/y 3Q25 Δ q/q Average 5.3955 5.8369 -8% 5.4488 -1 % End of period 5.5024 6.1923 -11% 5.3186 3 % Annexes – 25 – Revenues and volumes Net operating revenue by business area US$ million 4Q25% 4Q24% Δ y/y 3Q25% Δ q/q 2025% 2024% Δ y/y Iron Ore Solutions 8,370 76% 8,151 81% 3% 8,423 81% -1% 30,130 78% 31,444 83% -4 % Fines 7,016 63% 6,503 64% 8% 7,078 68% -1% 25,010 65% 24,805 65% 1 % ROM 25 0% 18 0% 39% 30 0% -17% 111 0% 105 0% 6 % Pellets 1,190 11% 1,440 14% -17% 1,147 11% 4% 4,396 11% 5,921 16% -26 % Other ferrous products and logistics services 139 1% 190 2% -27% 168 2% -17% 613 2% 613 2% — % Vale Base Metals 2,691 24% 1,973 19% 36% 1,997 19% 35% 8,273 22% 6,612 17% 25 % Copper 1,179 11% 885 9% 33% 869 8% 36% 3,550 9% 2,852 7% 24% Nickel 745 7% 762 8% -2% 662 6% 13% 2,687 7% 2,652 7% 1 % PGMs 110 1% 83 1% 33% 79 1% 38% 315 1% 233 1% 35 % Gold as by-product¹ 318 3% 254 3% 23% 270 3% 17% 922 2% 679 2% 36% Silver as by-product 36 0% 17 0% 112% 24 0% 58% 98 0% 52 0% 88 % Cobalt¹ 30 0% 17 0% 76% 30 0% — % 99 0% 50 0% 98% Others² 273 2% (46) 0% n.a. 63 1% 333% 602 2% 96 0% n.a. Total 11,061 100% 10,124 100% 9% 10,420 100% 6% 38,403 100% 38,056 100% 1% ¹ Excludes adjustment of US$ 295 million in 4Q25, US$ 155 million in 3Q25, US$ 785 million in 2025, US$ 113 million in 4Q24 and US$ 356 million in 2024 to reflect the performance of the streaming transactions at market price. ² Includes marketing activities. Net operating revenue by destination US$ million 4Q25% 4Q24% Δ y/y 3Q25% Δ q/q 2025% 2024% Δ y/y North America 436 4% 392 4% 11% 404 4% 8% 1,683 4% 1,601 4% 5 % USA 264 2% 287 3% -8% 275 3% -4% 1,108 3% 1,075 3% 3 % Canada 172 2% 105 1% 64% 129 1% 33% 575 1% 526 1% 9 % South America 806 7% 897 9% -10% 834 8% -3% 3,323 9% 4,009 11% -17 % Brazil 764 7% 794 8% -4% 782 8% -2% 3,135 8% 3,565 9% -12 % Others 42 0% 103 1% -59% 52 0% -19% 188 0% 444 1% -58 % Asia 7,302 66% 6,863 68% 6% 7,406 71% -1% 25,703 67% 25,312 67% 2 % China 5,495 50% 5,402 53% 2% 5,695 55% -4% 19,405 51% 19,375 51% 0 % Japan 640 6% 709 7% -10% 620 6% 3% 2,425 6% 3,050 8% -20 % South Korea 312 3% 303 3% 3% 219 2% 42% 1,017 3% 1,126 3% -10 % Others 855 8% 449 4% 90% 872 8% -2% 2,856 7% 1,761 5% 62 % Europe 1,956 18% 1,256 12% 56% 1,246 12% 57% 5,724 15% 4,486 12% 28 % Germany 630 6% 442 4% 43% 307 3% 105% 1,853 5% 1,467 4% 26 % Italy 58 1% 90 1% -36% 50 0% 16% 272 1% 226 1% 20 % Others 1,268 11% 724 7% 75% 889 9% 43% 3,599 9% 2,793 7% 29 % Middle East 283 3% 366 4% -23% 268 3% 6% 975 3% 1,164 3% -16 % Rest of the World 278 3% 350 3% -21% 262 3% 6% 995 3% 1,484 4% -33 % Total 11,061 100% 10,124 100% 9% 10,420 100% 6% 38,403 100% 38,056 100% 1 % Annexes – 26 – Operating Expenses US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y SG&A 207 206 0% 158 31% 641 622 3 % Administrative 173 181 -4% 133 30% 542 532 2 % Personnel 56 88 -36% 55 2% 212 226 -6 % Services 54 40 35% 33 64% 139 147 -5 % Depreciation 25 23 9% 16 56% 72 56 29 % Others 38 30 27% 29 31% 119 103 16 % Selling 34 25 36% 25 36% 99 90 10 % R&D 260 253 3% 151 72% 693 790 -12 % Pre-operating and stoppage expenses 57 131 -56% 50 14% 268 403 -33 % Expenses related to Brumadinho event and dam decharacterization 246 111 122% 30 n.a. 411 277 48 % Other operating expenses 364 518 -30% 238 53% 947 1,212 -22 % Total operating expenses 1,134 1,219 -7% 627 81% 2,960 3,304 -10 % Depreciation 56 52 8% 28 100% 147 154 -5 % Operating expenses, ex-depreciation 1,078 1,167 -8% 599 80% 2,813 3,150 -11 % Other operating expenses – breakdown by segment US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Iron Ore Solutions (27) 15 n.a. 21 n.a. (10) 94 n.a. Fines (25) 14 n.a. 7 n.a. (34) 90 n.a. Pellets (1) (1) — % (2) -50% (4) (8) -50 % Other ferrous products and logistics services (1) 2 n.a. 16 n.a. 28 12 133 % Vale Base Metals 20 19 5% 56 -64% 119 97 23 % Copper 9 13 -31% 21 -57% 42 26 62 % Nickel 8 (3) n.a. 21 -62% 46 28 64 % Others 3 9 -67% 14 -79% 31 43 -28 % Unallocated items¹ 371 484 -23% 161 130% 838 1,021 -18 % TOTAL - Other operating expenses 364 518 -30% 238 53% 947 1,212 -22% 1 Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Annexes – 27 – Financial results US$ million 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Financial expenses, of which: (465) (396) 17% (396) 17% (1,647) (1,473) 12% Gross interest (258) (237) 9% (263) -2% (983) (827) 19 % Capitalization of interest 5 12 -58% 5 — % 22 36 -39 % Others (190) (152) 25% (115) 65% (599) (591) 1 % Financial expenses (REFIS) (22) (19) 16% (23) -4% (87) (91) -4 % Financial income 125 106 18% 148 -16% 501 422 19 % Shareholder Debentures (466) (190) 145% (149) 213% (694) (175) 297 % Derivatives¹ 50 (804) n.a. 253 -80% 1,616 (1,209) n.a. Currency and interest rate swaps 58 (787) n.a. 226 -74% 1,605 (1,187) n.a. Others (commodities, etc) (8) (17) -53% 27 n.a. 11 (22) n.a. Foreign exchange 16 (111) n.a. 148 -89% 367 (82) n.a. Monetary variation (299) (365) -18% (343) -13% (1,169) (1,306) -10 % Foreign exchange and monetary variation (283) (476) -41% (195) 45% (802) (1,388) -42 % Financial result, net (1,039) (1,760) -41% (339) 206% (1,026) (3,823) -73% ¹ The cash effect of the derivatives was a gain of US$ 203 million in 4Q25. Sustaining Investments by type US$ million Iron Ore Solutions Vale Base Metals Energy and others Total Enhancement of operations 767 434 1 1,202 Replacement projects 9 62 – 71 Filtration and dry stacking projects 24 – – 24 Dam management 39 48 – 87 Other investments in dams and waste dumps 71 46 – 117 Health and safety 66 26 10 102 Social investments and environmental protection 37 5 – 43 Administrative & others 66 16 14 96 Total 1,079 638 26 1,743 Annexes – 28 – Annex 2: Segment information Segment results 4Q25 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming Adjusted EBITDA Iron Ore Solutions 8,370 (4,469) (28) (127) (39) 260 – 3,967 Fines 7,016 (3,618) (5) (104) (29) 155 – 3,415 Pellets 1,190 (703) 1 (1) (2) 42 – 527 Other ferrous products and logistics services 164 (148) (24) (22) (8) 63 – 25 Vale Base Metals 2,691 (1,506) (51) (61) (2) 27 295 1,393 Copper² 1,565 (468) (8) (29) (1) – – 1,059 Salobo 1,212 (347) (9) (2) (1) – – 853 Sossego 253 (121) 2 (4) – – – 130 Other 100 – (1) (23) – – – 76 Nickel³ 1,328 (954) (10) (31) (1) 26 – 358 Sudbury 631 (415) (2) (18) – – – 196 Voisey’s Bay & Long Harbour 206 (199) 1 (7) – – – 1 Standalone Refineries 217 (209) – – – – – 8 Onça Puma 104 (75) (7) – – – – 22 Other⁴ 170 (56) (2) (6) (1) 26 – 131 Others⁵ (202) (84) (33) (1) – 1 295 (24) Brumadinho and dam decharacterization – – (246) – – – – (246) Non-recurring expenses – – – – – – – – Unallocated items⁶ – – (469) (57) – – – (526) Total 11,061 (5,975) (794) (245) (41) 287 295 4,588 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q24, PTVI's EBITDA is included in "Associates and JVs" in "Other". ⁵ Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others, will be disclosed separately as Streaming. Prior periods were restated. ⁶ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ 22 million in unallocated expenses from VBM in 4Q25. Considering the unallocated expenses, VBM’s EBITDA was US$ 1.4 billion in 4Q25. Segment results 4Q24 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming Adjusted EBITDA Iron Ore Solutions 8,151 (4,099) (54) (127) (80) 217 – 4,008 Fines 6,503 (3,216) (24) (110) (75) 98 – 3,176 Pellets 1,440 (729) (1) (3) (2) 65 – 770 Other ferrous products and logistics services 208 (154) (29) (14) (3) 54 – 62 Vale Base Metals 1,973 (1,419) (49) (79) (21) 23 113 541 Copper² 964 (387) (13) (37) (1) – – 526 Salobo 809 (289) (4) (2) (1) – – 513 Sossego 225 (98) – (4) – – – 123 Other (70) – (9) (31) – – – (110) Nickel³ 1,067 (974) (6) (35) (21) 24 – 55 Sudbury 547 (479) 5 (19) – – – 54 Voisey’s Bay & Long Harbour 195 (225) (4) (11) – – – (45) Standalone Refineries 259 (236) – – – – – 23 Onça Puma 83 (46) (1) – (6) – – 30 Other⁴ (17) 12 (6) (5) (15) 24 – (7) Others⁵ (58) (58) (30) (6) – (1) 113 (40) Brumadinho and dam decharacterization – – (111) – – – – (111) Non-recurring expenses – – (214) – – – – (214) Unallocated items⁶ – – (384) (48) – 2 – (430) Total 10,124 (5,517) (813) (253) (102) 242 113 3,794 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q24, PTVI's EBITDA is included in "Associates and JVs" in "Other". ⁵ Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others, will be disclosed separately as Streaming. Prior periods were restated. ⁶ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ -79 million in unallocated expenses from VBM in 4Q24. Considering the unallocated expenses, VBM’s EBITDA was US$ 462 million in 4Q24. Annexes – 29 – Segment information 3Q25 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming Adjusted EBITDA Iron Ore Solutions 8,423 (4,531) (54) (84) (42) 260 – 3,972 Fines 7,078 (3,673) (20) (70) (31) 134 – 3,418 Pellets 1,147 (677) 2 (3) (2) 45 – 512 Other ferrous products and logistics services 198 (181) (36) (11) (9) 81 – 42 Vale Base Metals 1,997 (1,368) (92) (39) 2 32 155 687 Copper² 1,086 (437) (22) (13) – – – 614 Salobo 833 (331) (17) – – – – 485 Sossego 255 (106) (2) (4) – – – 143 Other (2) – (3) (9) – – – (14) Nickel³ 1,010 (871) (31) (25) 2 29 – 114 Sudbury 510 (436) (11) (19) – – – 44 Voisey’s Bay & Long Harbour 250 (194) – (10) – – – 46 Standalone Refineries 215 (213) – – – – – 2 Onça Puma 76 (62) (3) – (2) – – 9 Other⁴ (41) 34 (17) 4 4 29 – 13 Others⁵ (99) (60) (39) (1) – 3 155 (41) Brumadinho and dam decharacterization – – (30) – – – – (30) Non-recurring expenses – – – – – – – – Unallocated items⁶ – – (233) (27) – – – (260) Total 10,420 (5,899) (409) (150) (40) 292 155 4,369 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q24, PTVI's EBITDA is included in "Associates and JVs" in "Other". ⁵ Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others, will be disclosed separately as Streaming. Prior periods were restated. ⁶ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ -16 million in unallocated expenses from VBM in 3Q25. Considering the unallocated expenses, VBM’s EBITDA was US$ 671 million in 3Q25. Segment information 2025 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming Adjusted EBITDA Iron Ore Solutions 30,130 (16,612) (139) (349) (198) 971 – 13,803 Fines 25,010 (13,488) (36) (285) (153) 514 – 11,562 Pellets 4,396 (2,516) 5 (7) (8) 182 – 2,052 Other ferrous products and logistics services 724 (608) (108) (57) (37) 275 – 189 Vale Base Metals 8,273 (5,376) (249) (167) (13) 102 785 3,355 Copper² 4,509 (1,646) (42) (61) (3) – – 2,757 Salobo 3,440 (1,240) (34) (3) (3) – – 2,160 Sossego 871 (405) (2) (13) – – – 451 Other 198 – (7) (45) – – – 146 Nickel³ 4,319 (3,513) (70) (103) (10) 91 – 714 Sudbury 2,169 (1,780) (18) (57) – – – 314 Voisey’s Bay & Long Harbour 890 (846) 1 (31) – – – 14 Standalone Refineries 824 (784) – – – – – 40 Onça Puma 326 (245) (17) – (5) – – 59 Other⁴ 110 142 (36) (15) (5) 91 – 287 Others⁵ (555) (217) (137) (3) – 11 785 (116) Brumadinho and dam decharacterization – – (411) – – – – (411) Non-recurring expenses – – – – – – – – Unallocated items⁶ – – (1,129) (160) – – – (1,289) Total 38,403 (21,988) (1,928) (676) (211) 1,073 785 15,458 ¹ Excluding depreciation, depletion and amortization. ² Including by-products from our copper operations. ³ Including copper and by-products from our nickel operations. ⁴ Starting in 3Q24, PTVI's EBITDA is included in "Associates and JVs" in "Other". ⁵ Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others, will be disclosed separately as Streaming. Prior periods were restated. ⁶ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ -72 million in unallocated expenses VBM in 2025. Considering the unallocated expenses, VBM’s EBITDA was US$ 3,283 million in 2025. Annexes – 30 – Segment information 2024 US$ million Net operating revenues Cost¹ SG&A and others¹ R&D¹ Pre operating & stoppage¹ Associates and JVs EBITDA Streaming Adjusted EBITDA Iron Ore Solutions 31,444 (16,322) (243) (391) (274) 871 – 15,085 Fines 24,805 (12,846) (144) (338) (237) 358 – 11,598 Pellets 5,921 (2,920) 3 (8) (12) 182 – 3,166 Other ferrous products and logistics services 718 (556) (102) (45) (25) 331 – 321 Vale Base Metals 6,613 (5,040) (234) (273) (27) 59 356 1,453 Copper² 3,142 (1,473) (27) (120) (1) – – 1,521 Salobo 2,501 (1,091) (11) (7) (1) – – 1,391 Sossego 680 (382) (2) (14) – – – 282 Other (39) – (14) (99) – – – (152) Nickel³ 3,687 (3,415) (53) (121) (26) 42 – 114 Sudbury 1,954 (1,734) (1) (70) – – – 149 Voisey’s Bay & Long Harbour 661 (830) (9) (33) – – – (211) Standalone Refineries 976 (929) – – – – – 47 Onça Puma 176 (170) (10) (1) (11) – – (16) PTVI (historic) 479 (338) (1) (3) – – – 137 Other (559) 586 (32) (14) (15) 42 – 8 Others⁴ (216) (153) (153) (33) – 17 356 (182) Brumadinho and dam decharacterization – – (277) – – – – (277) Non-recurring expenses – – (275) – – – – (275) Unallocated items⁵ – – (1,027) (126) (4) 10 – (1,147) Total 38,056 (21,362) (2,055) (790) (305) 940 356 14,840 ¹ Excluding depreciation, depletion and amortization. ² Including copper and by-products from our nickel operations. ³ Including by-products from our copper operations. ⁴ Starting in 3Q25, streaming transactions at market prices, previously reported under SG&A and others, will be disclosed separately as Streaming. Prior periods were restated. ⁵ Starting in 2Q25, the segment previously labeled 'Others' has been renamed to 'Unallocated Items'. There was no change in the allocation methodology or effects. For more information, please refer to Vale’s Financial Statements available on our website. Includes US$ -145 million in unallocated expenses from VBM in 2024. Considering the unallocated expenses, VBM’s EBITDA was US$ 1,308 million in 2024. Annexes – 31 – Annex 3: Additional information by business segment Iron Ore Solutions: Financial results detailed Volumes, prices, premium and revenues breakdown 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Volume sold ('000 metric tons) Fines¹ 73,566 69,912 5% 75,020 -2% 273,027 260,314 5% IOCJ 5,042 9,287 -46% 5,672 -11% 21,707 43,576 -50 % BRBF 36,337 43,626 -17% 36,133 1% 140,432³ 134,260³ 5 % Mid-Grade Carajás 10,512 6,279 67% 10,474 0% 34,576⁴ 14,535 138 % Pellet feed - China (PFC1)² 8,155 3,585 127% 8,575 -5% 26,176 12,786 105 % Lump 2,085 1,535 36% 2,160 -3% 7,641 7,097 8 % High-silica products 4,213 852 n.a. 4,267 -1% 14,323⁴ 27,437 -48 % Other fines (60-62% Fe) 7,222 4,748 52% 7,739 -7% 28,171³ 20,623³ 37 % Pellets 9,056 10,067 -10% 8,769 3% 32,801 38,300 -14% ROM 2,251 1,216 85% 2,208 2% 8,530 8,038 6% Total - Iron ore sales 84,874 81,195 5% 85,997 -1% 314,358 306,652 3% 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Average prices (US$/t) Iron ore - 62% Fe price index 106.0 103.4 3% 102.0 4% 102.4 109.4 -6 % Iron ore - 62% Fe low alumina index 107.7 103.9 4% 104.2 3% 103.1 110.1 -6 % Iron ore - 65% Fe index 118.9 118.3 1% 118.3 1% 115.8 123.4 -6 % Provisional price at the end of the quarter 107.0 100.8 6% 103.8 3% 107.0 100.8 6 % Iron ore fines Vale's CFR reference (dmt) 105.2 101.2 4% 104.5 1% 101.9 105.7 -4 % Iron ore fines realized price, CFR/FOB (wmt) 95.4 93.0 3% 94.4 1% 91.6 95.3 -4 % Iron ore pellets realized price, CFR/FOB (wmt) 131.4 143.0 -8% 130.8 0% 134.0 154.6 -13 % Iron ore fines and pellets quality premium (US$/t) Iron ore fines quality and premiums (0.3) 1.0 n.a. 0.7 n.a. (0.4) (1.4) -71 % Pellets business' weighted average contribution 1.1 3.6 -69% 1.4 -21% 1.9 3.5 -46 % All-in premium - Total 0.9 4.6 -80% 2.1 -57% 1.5 2.1 -29% Net operating revenue by product (US$ million) Fines 7,016 6,503 8% 7,078 -1% 25,010 24,805 1 % ROM 25 18 39% 30 -17% 111 105 6 % Pellets 1,190 1,440 -17% 1,147 4% 4,396 5,921 -26 % Other ferrous products and logistics services 139 190 -27% 168 -17% 613 613 —% Total 8,370 8,151 3% 8,423 -1% 30,130 31,444 -4% 1 Including third-party purchases. 2 Products concentrated in Chinese facilities. 3 Restated from historical figures. 4 Restated from historical figures. Annexes – 32 – Volume sold by destination – Fines, pellets and ROM ‘000 metric tons 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Americas 9,230 8,773 5% 9,249 0% 36,359 38,840 -6 % Brazil 8,571 7,453 15% 8,588 0% 33,485 34,602 -3 % Others 659 1,320 -50% 661 0% 2,874 4,238 -32 % Asia 68,457 64,663 6% 69,950 -2% 251,040 238,071 5 % China 53,775 52,404 3% 55,926 -4% 198,239 191,249 4 % Japan 6,274 6,270 0% 6,010 4% 23,404 24,297 -4 % Others 8,408 5,989 40% 8,014 5% 29,397 22,525 31 % Europe 3,370 3,362 0% 3,157 7% 13,947 14,406 -3 % Germany 1,108 1,121 -1% 898 23% 4,225 4,477 -6 % France 213 38 n.a. – n.a. 772 1,325 -42 % Others 2,049 2,203 -7% 2,259 -9% 8,950 8,604 4 % Middle East 1,932 2,208 -13% 1,791 8% 6,412 6,667 -4 % Rest of the World 1,885 2,190 -14% 1,850 2% 6,600 8,668 -24% Total 84,874 81,196 5% 85,997 -1% 314,358 306,652 3 % Iron ore fines pricing Pricing system breakdown (%) 4Q25 4Q24 Δ y/y 3Q25 Δ q/q Lagged 13 14 -7% 11 18% Current 61 58 5% 58 5% Provisional 26 28 -7% 31 -16% Total 100 100 0% 100 0 % Price realization US$/t 4Q25 4Q24 Δ y/y 3Q25 Δ q/q Average reference price (dmt) 106.0 103.4 3% 102.0 4% Quality and premiuns¹ (0.3) 1.0 n.a. 0.7 n.a. Impact of pricing system adjustments 105.7 (3.1) n.a. 1.7 n.a. Provisional prices in prior quarter² 0.3 (1.9) n.a. 1.6 -81% Lagged prices (1.0) (0.3) 233% (0.6) 67% Current prices 0.0 (0.2) n.a. 0.2 n.a. Provisional prices in current quarter³ 0.3 (0.7) n.a. 0.5 -40% CFR reference (dmt) 105.2 101.2 4% 104.5 1% Adjustments for FOB sales⁴ (1.5) (0.3) n.a. (2.1) -29% Moisture (8.3) (7.8) 6% (8.1) 2% Vale realized price (wmt)⁵ 95.4 93.0 3% 94.4 1% 1 Includes quality (US$ 0.7/t) and premiums/discounts and commercial conditions (US$ -1.0/t). 2 Adjustment because of provisional prices booked in 3Q25 at US$ 103.8/t. 3 Difference between the weighted average of the prices provisionally set at the end of 4Q25 at US$ 107.0/t based on forward curves and US$ 105.2/t from the 4Q25 average reference price. 4 Includes freight pricing mechanisms of CFR sales freight recognition. 5 Vale’s price is net of taxes. Annexes – 33 – Iron ore fines costs & expenses COGS - 4Q25 vs. 4Q24 US$ million 4Q24 Volume Exchange rate Others Total variation 4Q25 C1 cash costs 1,494 83 70 214 367 1,861 Freight 1,234 80 - (133) (53) 1,181 Distribution costs 192 10 - 57 67 259 Royalties & others 296 15 - 6 21 317 Total costs before depreciation and amortization 3,216 188 70 144 402 3,618 Depreciation 336 19 19 5 43 379 Total 3,552 207 89 149 445 3,997 Cash cost and freight 0 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y 0 C1 cash cost (US$ million) 0 C1 cash cost, including third-party purchase costs (A) 1,861 1,494 25% 1,821 2% 6,864 6,537 5% 0 Third-party purchase cost adjustment¹ (B) 468 278 68% 438 7% 1,704 1,411 21% 0 C1 cash cost, ex-third-party purchase costs (C = A – B) 1,393 1,216 15% 1,383 1% 5,160 5,127 1% 0 Sales volumes (Mt) 0 Volume sold² (D) 73.6 69.9 5% 75.0 -2% 273.0 260.3 5% 0 Volume sold from third-party purchases (E) 8.1 5.3 53% 8.2 -1% 30.6 25.2 21% 0 Volume sold from own operations (F = D – E) 65.5 64.6 1% 66.8 -2% 242.4 235.1 3% 0 C1 cash cost², FOB (US$/t) 0 C1 cash cost, ex-third-party purchase costs (C/F) 21.3 18.8 13% 20.7 3% 21.3 21.8 -2% 0 Average third-party purchase C1 cash cost (B/E) 58.1 52.6 10% 53.4 9% 55.6 56.0 -1% 0 Iron ore cash cost (A/D) 25.3 21.4 18% 24.3 4% 25.1 25.1 —% 0 Freight 0 Maritime freight costs (G) 1,181 1,234 -99% 1,265 -99% 4,487 4,441 1% 0 CFR sales (%) (H) 89% 88% 1 p.p. 90% -1 p.p. 89% 86% 3 p.p. 0 Volume CFR (Mt) (I = D x H) 65.6 61.7 6% 67.3 -3% 243.7 224.4 9 % Freight unit cost (US$/t) (G/I) 18.0 20.0 -10% 18.8 -4% 18.4 19.8 -7% 1 Includes logistics costs related to third-party purchases. 2 Excludes ROM, royalties and distribution costs. Expenses SG&A 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y SG&A 27 9 200% 12 125% 64 72 -11 % R&D 104 110 -5% 70 49% 285 338 -16 % Pre-operating and stoppage expenses 29 75 -61% 31 -6% 153 237 -35 % Other expenses (22) 15 n.a. 8 n.a. (28) 72 n.a. Total expenses 138 209 -34% 121 14% 474 719 -34% Annexes – 34 – Iron Ore Solutions: Project Details Growth projects Capex 4Q25 Financial Progress¹ Physical Progress Comments Serra Sul +20 Capacity: 20 Mtpy Start-up: 2H26 Capex: US$ 2,844 MM 98 65% 84% Assembly of the long-distance conveyor belt is almost 98% concluded. At the plant, assembly of the secondary crusher and other buildings continue to advance. Sustaining projects Capex 4Q25 Financial Progress¹ Physical Progress Comments Compact Crushing S11D Capacity: 50 Mtpy Start-up: 2H26 Capex: US$ 755 MM 49 72% 88% Civil works of the primary and secondary crushers is essentially complete. Electromechanical assembly is progressing according to schedule. 1 CAPEX disbursement until end of 4Q25 vs. CAPEX expected. Projects under evaluation Apolo Capacity: 14 Mtpy Stage: FEL2 Southeastern System (Brazil) Growth project Vale’s ownership: 100% Open pit mine Briquette plants Capacity: Under evaluation Stage: 1 plant under construction, 1 plant at FEL2; 2 plants at different stages of FEL Brazil and other regions Growth project Investment decision: 2026-2030 Vale’s ownership: N/A Cold agglomeration plant Itabira mines Capacity: 25 Mtpy Stage: projects at different phases of FEL1 and FEL2 Southeastern System (Brazil) Replacement project Vale’s ownership: 100% Open pit mine Diverse pits and tailing and waste stockpile projects aimed at maintaining Itabira´s long-term production volumes. Mega Hubs Capacity: Under evaluation Stage: Pre-feasibility Study Middle East Growth project Vale’s ownership: N/A Industrial complexes for iron ore concentration and agglomeration and production of direct reduction metallics Vale continues to advance in negotiations with world-class players and jointly study the development of Mega Hubs S11C Capacity: Under evaluation Stage: FEL2 Northern System (Brazil) Replacement project Vale’s ownership: 100% Open pit mine Serra Norte N1/N2¹ Capacity: 10 Mtpy Stage: FEL2 Northern System (Brazil) Replacement project Vale’s ownership: 100% Open pit mine Serra Leste expansion Capacity: 10 Mtpy (+4 Mtpy) Stage: Engineering Northern System (Brazil) Growth project Vale’s ownership: 100% Open pit mine expansion. The project will be implemented in stages until it reaches full capacity. Part of the expansion capacity is already under construction. 1 Project scope is under review given permitting constraints. . Annexes – 35 – Vale Base Metals: Copper Revenues & price realization 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Volume sold Copper ('000 metric tons) 81 74 9% 70 16% 279 250 12 % Gold as by-product (‘000 oz) 128 121 6% 104 23% 426 380 12 % Silver as by-product (‘000 oz) 389 257 51% 342 14% 1,296 889 46 % Average prices Average LME copper price (US$/t) 11,092 9,193 21% 9,797 13% 9,945 9,147 9 % Average copper realized price (US$/t) 11,003 9,187 20% 9,806 12% 9,763 8,811 11 % Gold (US$/oz)¹ 4,293 2,834 51% 3,706 16% 3,610 2,501 44 % Silver (US$/oz) 55 34 62% 39 41% 41 29 41 % Net revenue (US$ million) Copper 895 683 31% 688 30% 2,721 2,205 23 % Gold as by-product¹ 550 342 61% 387 42% 1,537 950 62 % Silver as by-product 20 9 122% 13 54% 53 26 104 % Total 1,465 1,034 42% 1,088 35% 4,311 3,181 36 % Provisional price adjustments ² 100 (71) n.a. (2) n.a. 198 (40) n.a. Net revenue after provisional price adjustments 1,565 964 62% 1,086 44% 4,509 3,142 44% 1 Revenues presented were adjusted to reflect the market prices of products delivered related to the streaming transactions. 2 Provisional price adjustments to be disclosed separately from 1Q24 onwards. On December 31st, 2025, Vale had provisionally priced copper sales from Sossego and Salobo totaling 45,044 tons valued at weighted average LME forward price of US$ 12,257/t, subject to final pricing over the following months. Breakdown of copper realized prices US$/t 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Average LME copper price 11,092 9,193 21% 9,797 13% 9,945 9,147 9 % Current period price adjustments¹ (480) 262 n.a. (63) n.a. (147) 62 n.a. Copper gross realized price 10,612 9,455 12% 9,733 9% 9,798 9,209 6 % Prior period price adjustments² 600 201 199% 221 171% 174 91 91 % Copper realized price before discounts 11,211 9,656 16% 9,954 13% 9,972 9,300 7 % TC/RCs, penalties, premiums and discounts³ (209) (468) -55% (136) 54% (209) (490) -57 % Average copper realized price 11,003 9,187 20% 9,818 12% 9,763 8,811 11 % Note: Vale's copper products are sold on a provisional pricing basis, with final prices determined in a future period. The average copper realized price excludes the mark-to-market of open invoices based on the copper price forward curve (unrealized provisional price adjustments) and includes the prior and current period price adjustments (realized provisional price adjustments). 1 Current-period price adjustments: Final invoices that were provisionally priced and settled within the quarter. 2 Prior-period price adjustment: Final invoices of sales provisionally priced in prior quarters. 3 TC/RCs, penalties, premiums, and discounts for intermediate products. Annexes – 36 – Vale Base Metals: Nickel Revenues & price realization 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Volume sold ('000 metric tons) Nickel 50 47 6% 43 16% 173 155 12 % Copper 26 25 4% 20 30% 90 77 17 % Gold as by-product ('000 oz) 13 9 44% 9 44% 42 34 24 % Silver as by-product ('000 oz) 252 224 13% 245 3% 1,077 884 22 % PGMs ('000 oz) 53 72 -26% 43 23% 209 224 -7 % Cobalt (metric ton) 781 700 12% 908 -14% 3,037 1,949 56 % Average realized prices (US$/t) Nickel 15,015 16,163 -7% 15,445 -3% 15,556 17,078 -9 % Copper 11,111 8,222 35% 9,114 22% 9,313 8,413 11 % Gold (US$/oz) 4,267 2,694 58% 3,488 22% 3,613 2,408 50 % Silver (US$/oz) 64 35 83% 42 52% 42 29 45 % Cobalt 49,587 26,575 87% 39,572 25% 38,570 27,139 42 % Net revenue by product (US$ million) Nickel 745 762 -2% 663 12% 2,687 2,652 1 % Copper 284 202 41% 180 58% 829 646 28 % Gold as by-product¹ 54 24 125% 32 69% 150 82 84 % Silver as by-product 16 8 100% 10 60% 45 26 73 % PGMs 110 83 33% 79 39% 315 233 36 % Cobalt¹ 39 19 105% 36 8% 117 53 121 % Others 11 8 38% 12 -8% 47 31 42 % Total 1,259 1,105 14% 1,012 24% 4,190 3,722 13 % Provisional price adjustments ² 69 (37) n.a. (2) n.a. 129 (35) n.a. Net revenue after provisional price adjustments 1,328 1,068 24% 1,010 31% 4,319 3,687 17% 1 Revenues presented above were adjusted to reflect the market prices of products delivered related to the streaming transactions. 2 Provisional price adjustments started to disclose separately in 1Q24. Breakdown of nickel volumes sold, realized price and premium 4Q25 4Q24 Δ y/y 3Q25 Δ q/q 2025 2024 Δ y/y Volumes (kt) Upper Class I nickel 22.3 25.5 -13% 23.0 -3% 91.7 88.2 4% - of which: EV Battery¹ 2.4 2.5 -4% 2.6 -8% 9.6 7.0 37 % Lower Class I nickel 8.0 5.9 36% 7.0 14% 29.4 20.1 46 % Class II nickel 17.6 14.3 23% 12.0 47% 48.6 35.6 37 % Intermediates 1.7 1.5 13% 1.0 70% 3.0 11.3 -73 % Total 49.6 47.1 5% 43.0 15% 172.8 155.2 11 % Nickel realized price (US$/t) LME average nickel price 14,892 16,038 -7% 15,015 -1% 15,160 16,812 -10 % Average nickel realized price 15,015 16,163 -7% 15,445 -3% 15,556 17,078 -9 % Contribution to the nickel realized price by category: Nickel average aggregate premium/(discount) 106 226 -53% 444 -76% 363 398 -9 % Other timing and pricing adjustments contributions² 18 (101) n.a. (14) n.a. 33 (132) n.a. 1 Comprises (i) the realized quotational period effects (based on sales distribution in the prior three months, as well as the differences between the LME price at the moment of sale and the LME average price), with a negative impact of US$ 21/t and (ii) fixed-price sales, with a positive impact of US$ 38/t. Product type by operation % of sales North Atlantic¹ Matsusaka Onça Puma Upper Class I 67.1 – – Lower Class I 24.1 – – Class II 4.6 98.9 97.4 Intermediates 4.2 1.1 2.6 1 Comprises Sudbury, Clydach and Long Harbour refineries. Annexes – 37 – Vale Base Metals: Projects Details Sustaining projects Capex 4Q25 Financial progress¹ Physical progress Comments Bacaba Capacity: 50 ktpy Start-up: 1H28 Capex: US$ 290 MM — 0% 0% 82% of the planned vegetation suppression has been executed. The Installation License was granted in January 2026. 1 CAPEX disbursement until end of 4Q25 vs. CAPEX expected. Projects under evaluation Copper Alemão Capacity: 60 -70 ktpy Stage: FEL3 Carajás, Brazil Growth project Investment decision: 2026 Vale Base Metals ownership: 100% Underground mine 115 kozpy Au as by-product South Hub extension (118 / Cristalino) Capacity: 60-70 ktpy Stage: FEL2-FEL3 Carajás, Brazil Replacement project Vale Base Metals ownership: 100% Development of mines to feed Sossego mill Victor Capacity: 20 ktpy Stage: FEL3 Ontario, Canada Replacement project Investment decision: 2026 Vale’s ownership: N/A Underground mine 5 ktpy Ni as co-product; JV partnership under discussion Hu’u Capacity: 300-350 ktpy Stage: FEL2 Dompu, Indonesia Growth project 200 kozpy Au as by-product Vale's ownership: 80% Underground block cave Paulo Afonso (North Hub) Capacity: 70-100 ktpy Stage: FEL2 Carajás, Brazil Growth project Vale Base Metals ownership: 100% Mines and Processing plant Salobo Expansion Capacity: 20-30 ktpy Stage: FEL3 Carajás, Brazil Growth project Investment decision: 2026 Vale Base Metals ownership: 100% Processing plant Nickel CCM Pit Capacity: 12-15 ktpy Stage: FEL3 Ontario, Canada Replacement project Investment decision: 2026-2027 Vale Base Metals ownership: 100% Open pit mine 7-9 ktpy Cu as by-product ¹ The CCM Ph3 and Ph4 projects have now been integrated into the Life of the Business Plan and costs will be reported as part of Vale Base Metals Sustaining costs. Annexes – 38 – Annex 4: Brumadinho, Samarco & Dam Decharacterization Brumadinho & Dam decharacterization US$ million Provisions balance 30Sep25 EBITDA impact² Payments FX and other adjustments³ Provisions balance 31Dec25 Decharacterization 2,306 (67) (106) (36) 2,097 Agreements & donations¹ 1,960 243 (280) (12) 1,911 Total Provisions 4,266 176 (386) (48) 4,008 Incurred Expenses – 70 (75) 5 – Total 4,266 246 (461) (43) 4,008 1 Includes Integral Reparation Agreement, individual, labor and emergency indemnifications, tailing removal and containment works. 2 Includes the revision of estimates for provisions and incurred expenses, including discount rate effect. 3 Includes foreign exchange, present value and other adjustments. Impact of Brumadinho and Decharacterization from 2019 to 2025 US$ million EBITDA impact Payments FX and other adjustments² Provisions balance 31Dec25 Decharacterization 4,800 (2,507) (196) 2,097 Agreements & donations¹ 9,532 (8,115) 494 1,911 Total Provisions 14,332 (10,622) 298 4,008 Incurred expenses 3,645 (3,645) – – Others 180 (178) (2) – Total 18,157 (14,445) 296 4,008 ¹ Includes Integral Reparation Agreement, individual, labor and emergency indemnifications, tailing removal and containment works. ² Includes foreign exchange, present value and other adjustments. Cash outflow of Brumadinho commitments (included in the expanded net debt) 1 2 US$ billion Disbursed from 2019 to 2025 2026 2027 2028 Yearly average 2029-2031 Integral Reparation Agreement & other reparation provisions (8.1) 0.9 0.7 0.3 0.1 1 Estimate cash outflow for 2026-2035 period, given BRL-USD exchange rates of 5.5024. 2 Amounts stated without discount to present value, net of judicial deposits and inflation adjustments. Cash outflow of Samarco commitments (included in the expanded net debt)1 2 3 Already disbursed 2026 2027 2028 2029 2030 2031 Yearly average 2032-2043 Mariana reparation – 100% 73.1 12.4 6.2 5.8 9.0 9.4 6.8 5.2 Vale’s contribution (R$ billion) 6.2 3.1 2.1 3.5 3.2 – – Vale’s contribution (US$ billion)³ 1.1 0.6 0.4 0.6 0.6 – – 1 Amounts stated in real terms. 2 BRL-USD exchange final rate of December 31st, 2025 of 5.5024. 3 Including UK Claim provision. Cash outflow of decharacterization and incurred expenses (not included in the expanded net debt) 1 2 US$ billion Disbursed from 2019 to 2025 2026 2027 2028 Yearly average 2029-2035 Decharacterization (2.5) 0.4 0.5 0.4 0.2³ Incurred expenses (3.6) 0.3 0.3 0.3 0.2⁴ Total (6.1) 0.7 0.8 0.7 – 1 BRL-USD exchange final rate of December 31st, 2025 of 5.5024. 2 Amounts stated without discount to present value, net of judicial deposits and inflation adjustments. 3 Estimate annual average cash flow for Decharacterization provisions in the 2029-2035 period is US$ 215 million per year. 4 Disbursements related to incurred expenses ending in 2030.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: February 12, 2026		Director of Investor Relations